SUPPL



**SIMS**|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

September 28, 2007

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

Ladies and Gentlemen:

**Re: Sims Group Limited - Exemption No 82-3838**

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

Sims Group Merger Presentation
Sims Group Merger with Metal Management, Inc.
Trading Halt
Response to ASX Query
Appendix 3B
Change in substantial holding from PPT
Merrill Lynch Investor Presentation - NY Sept 07



The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

**Frank Moratti**
**Company Secretary**

10/15

Exemption No. 82-3838




# Merger of Sims and Metal Management

SIMS GROUP

building the world's leading recycling company . . .

Metal Management, Inc.




September 2007

---

## Agenda

- Merger overview
- Strategic rationale
- The combined group
- Timetable
- Appendix: Metal Management overview

# Disclaimer

This presentation for Sims Group Limited is designed to provide a high level overview of aspects of the operations of Sims Group Limited. The material set out in the presentation is current as at 25 September 2007.

The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims Group Limited or the likelihood that the assumptions, estimates or outcomes will be achieved.

While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Sims Group Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation.

You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares. This presentation does not constitute personal investment advice.

Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

3

SIMS GROUP

building the world's leading recycling company . . .

Metal Management, Inc.

## Merger overview

# Merger overview

**Proposal**

- Merger of Sims Group (Sims) and Metal Management, Inc. (Metal Management), a leading US metal recycling group listed on the New York Stock Exchange (NYSE)
- Stock for stock merger subject to Metal Management stockholder approval (and other conditions)

**Exchange ratio**

- Sims to issue 2.05 shares (in the form of American Depositary Receipts) per Metal Management share
- 17.4% implied premium to 5 day VWAP[1]
- 13.1% implied premium to one month VWAP[2]
- Sims shareholders will own approximately 70% and Metal Management 30% of the merged group

**Governance**

- Paul Mazoudier (Chairman)
- Jeremy Sutcliffe (Executive Director)
- Ross Cunningham (Executive Director)
- Daniel Dienst (Group CEO)
- Robert Larry (Group CFO)
- Combined Board comprises seven existing Sims directors (two of whom are appointed by Mitsui) and five existing Metal Management directors

**Both Boards unanimously recommend the merger**

Notes:

1. Based on the Sims 5 day VWAP of $32.41, the Metal Management 5 day VWAP of US$48 21 and the average AUD / USD exchange rate of 0.852
2. Based on the Sims one month VWAP of $30.48, the Metal Management one month VWAP of US$45.91 and the average AUD/USD exchange rate of 0.831



# Merger overview

**Name**

- Sims Metal Management—to be proposed at the first AGM of the merged group

**Domicile**

- Sims Metal Management will remain incorporated in Australia

**ADR listing**

- Sims' ordinary shares will continue to be listed on ASX
- Sims will establish a NYSE listing of American Depositary Shares represented by American Depositary Receipts ('ADRs')—Sims Metal Management ADRs to be issued to Metal Management stockholders

**Conditions**

- Metal Management shareholder approval
- SEC registration of disclosure documents to Metal Management stockholders
- Sims shareholder approval to increase fee cap for non-executive directors to accommodate Metal Management nominees
- ADR listing approval by the NYSE
- Regulatory approvals (including HSR)
- No material adverse change in business of either party

**Other**

- Mutual break fee of US$25 million
- Mitsui to retain director appointment rights subject to maintaining minimum ownership level in the combined group

# Key financial terms

- Metal Management stockholders receive 2.05 Sims Metal Management ADRs for each Metal Management share held
  - Each ADR represents one ordinary share in Sims Metal Management
  - Approximately 54 million ADRs issued
- Exchange ratio represents a premium to Metal Management of
  - 17.4% based on the 5 day VWAP[1]
  - 13.1% based on the one month VWAP[2]
- Implied Metal Management enterprise value of US$1.6 billion[3]
- Mildly accretive on a "cash" EPS[4] basis (pre synergies) for the historical year to 30 June 2007

Notes:

1. Based on the Sims 5 day VWAP of $32.41, the Metal Management 5 day VWAP of US$48.21 and average AUD / USD exchange rate of 0.852
2. Based on the Sims one month VWAP of $30 48, the Metal Management one month VWAP of US$45.91 and average AUD / USD exchange rate of 0 831
3. Based on the Sims price of $32.55, the Metal Management price of US$48.86 and AUD/USD exchange rate of 0.865 as at 21 September 2007
4. Pre implementation and transaction costs and purchase accounting adjustments



SIMS GROUP

building the world's leading recycling company . . .

Metal Management, Inc.

## Strategic rationale

## Strategic rationale

- Consistent with Sims' goal to "grow its core metal recycling division while also developing an innovative recycling solutions division"
- Creates significant value for both Sims and Metal Management shareholders through both asset combination and management structure
- Sims shareholders receive exposure to the largest business in the strategically important North American market
- Unique opportunity to grow Sims' North American position following acquisition of Hugo Neu in 2005
- Metal Management stockholders receive exposure to high quality export based North American operations as well as Sims' global operations and growth opportunities in metals and other recyclables
- Meets all of Sims' strict transaction criteria



## Strategic rationale

| Transaction criteria | | Consistent? |
|---|---|---|
| 1 Holds strong market position | ■ Metal Management has 53 recycling facilities in 17 states<br>■ Combined group will be the largest metal recycler in the US | ☑ |
| 2 Domestic or export marketing flexibility | ■ Metal Management's predominantly domestic focus (with some export capacity) complements Sims' existing export focused North American business | ☑ |
| 3 Platform for future growth | ■ Creates entity to lead further growth and expansion in North America<br>■ New US listing created; ASX listing retained<br>■ Wider global growth platform for metals and other recyclables | ☑ |
| 4 Strong management | ■ Combined management team created to maximise synergy and merger benefits<br>■ Jeremy Sutcliffe to manage European and Australasian metal recycling operations and Global Recycling Solutions<br>■ Daniel Dienst to manage North American metal recycling business | ☑ |
| 5 Enhances shareholder value | ■ Mildly accretive on a "cash" EPS[1] basis (pre synergies) for the historical year to 30 June 2007<br>■ Strong financial position—100% equity funding | ☑ |

Note:
1. Pre implementation and transaction costs and purchase accounting adjustments

SIMS GROUP

building the world's leading recycling company . . .

Metal Management, Inc.

## The combined group

# Combined group profile

- The combined group will be the largest listed metal recycler with an estimated market capitalisation of approximately A$5.6 billion
- Operations at over 200 locations globally
- Strong financial profile with capacity for expansion through organic growth and acquisitions
  - Broad platform for growth in metals and other recyclables in the US and globally
  - Ability to issue Australian ordinary shares or US ADRs as acquisition consideration

Market capitalisation[1]



Market cap (A$bn)
6
5
4
3
2
1
0
5.6
4.1
2.3
1.5
Sims Metal Management
Sims
Schnitzer
Metal Management


Tonnage—FY07[2]



Million tonnes
20
15
10
5
0
9.6
5.6
15.2
Sims
Metal Management
Sims Metal Management


Source: Bloomberg, company disclosure

Notes:

1. Market capitalisations as at 21 September 2007. Sims and Metal Management market capitalisations adjusted for dilutionary effect of options, warrants and restricted stock outstanding. Capitalisations converted to Australian dollars at AUD / USD exchange rate of 0 865 as at 21 September 2007
2. In metric tonnes. Includes brokerage tonnes

12

## Experienced and effective management team

- Jeremy Sutcliffe to continue as an Executive Director reporting to the new Board until at least October 2009 and will Chair Sims' metals recycling operations in Australasia and Europe as well as Sims Recycling Solutions globally
- Daniel Dienst, the current CEO of Metal Management, will become Group CEO and will Chair the combined North American metals recycling businesses (with initial emphasis on integration and achievement of projected synergies) and have overall responsibility for global marketing
- Robert Larry to assume role as Group CFO
- Ross Cunningham to continue as an Executive Director
- Head office to be transitioned to New York (Sims' existing North American head office). Infrastructure head office to be transitioned to Chicago
- Proposed Sims Metal Management Group CEO Daniel Dienst and Group CFO Robert Larry have grown Metal Management enterprise value significantly in recent years

13

## Combined group's North American profile

- The combined business will be the leader in the North American metal recycling business
- Sims Metal Management will have operations across 19 states in the US, including strong positions on the East and West coasts, the Mid-West and along the Mississippi river
- Metal Management's domestic presence complements Sims' export-focused North American business
  - The combination will allow flexibility to serve the domestic and export markets


Sims
Metal Management

14

# EBIT by geography

- The merger significantly increases Sims' North American earnings
  - North American EBIT constitutes 62% of pro forma combined group EBIT

EBIT by geography



Sims
17%
38%
45%
Sims Metal Management
12%
26%
62%
Australia & New Zealand
North America
Europe


Note: Based on Sims and Metal Management reported earnings for the year to 30 June 2007. Metal Management earnings converted to Australian dollars at Sims' average AUD/USD exchange rate for the year to 30 June 2007 of 0.798. EBIT includes associate income



# Revenue by product

- Equivalent contribution for ferrous, but higher non ferrous contribution
- Ferrous trading footprint provides broader opportunities to roll out recycling solutions business in new geographies

Revenue by product (year to 30 June 07)



Sims Group
5%
8%
23%
64%
Sims Metal Management
5%
4%
26%
65%
Ferrous trading & brokerage (inc NFSR)
Non-ferrous trading & brokerage
Recycling Solutions
Other


Note: Based on Sims and Metal Management reported earnings for the year to 30 June 2007. Metal Management earnings converted to Australian dollars at Sims' average AUD/USD exchange rate for the year to 30 June 2007 of 0.798

# Destination of sales

- The merger increases the portion of domestic sales, particularly in North America

**Sales by destination (FY07)[1]**



Sims Group
9%
29%
13%
17%
19%
13%
Sims Metal Management
9%
9%
40%
11%
13%
18%
Domestic[2]
Europe
China & Hong Kong
SE Asia & Oceania
NE Asia
Other[3]


Notes:
1. Sales by destination for Sims for year end 30 June 2007 and for Metal Management for year end 31 March 2007. Metal Management sales converted at average AUD / USD exchange rate for the year to 31 March 2007 of 0.765
2. Domestic refers to sales in country of sourcing
3. "Other" includes exports into North America and the Middle East for Sims and exports to countries excluding Turkey and China for Metal Management



# Destination of sales—North America

- The merger will create a greater balance between domestic sales and export sales in North America

North American revenue (FY07)[1]



Sims
18%
82%
Sims Metal Management
40%
60%
Export
Domestic


Notes:
1. Sims revenue for year to 30 June 2007. Metal Management revenue for year to 31 March 2007, converted at average AUD / USD exchange rate for year to 31 March 2007 of 0.765

## Extensive potential synergies identified

- Administration
- Chartering, loading
- ASR waste disposal
- Corporate office
- Stevedoring
- Non–trade group purchasing
- Export market related

Total c.US$35 million per annum to be achieved in the first full financial year following the merger



## Pro forma financial effects

- Mildly accretive on a "cash" EPS[2] basis (pre synergies) for the historical year to 30 June 2007

Financial effects based on actual FY07 financials

| | Year to 30 Jun 2007 | | |
|---|---|---|---|
| A$ million, unless otherwise stated | Sims | Metal Management | Sims Metal Management |
| Sales | 5,549 | 2,991 | 8,539 |
| EBITDA[1, 2] | 459 | 225 | 684 |
| EBIT[1, 2] | 408 | 188 | 596 |
| "Cash" NPAT[2] | 254 | 118 | 372 |
| Synergies (US$m) | | | c.35 |
| Market capitalisation (A$ billion) | 4.1 | 1.5 | 5.6 |
| Net debt[3] | 303 | 84 | 387 |

Notes:

1. EBITDA and EBIT include associate income
2. EBITDA, EBIT and "cash" NPAT and "cash" EPS are pre implementation and transaction costs and purchase accounting adjustments. Preliminary estimates of the additional annual depreciation and amortisation arising due to the Metal Management transaction from purchase accounting adjustments is approximately A$10 million. Purchase accounting estimates will be refined prior to the lodgement of the Metal Management shareholder documentation. Metal Management EBITDA shown differs from reported EBITDA as reported EBITDA excludes one-off items and stock-based compensation
3. Excludes impact of integration and transaction costs
4. Metal Management USGAAP financials have been translated to AIFRS and converted at Sims' average AUD / USD exchange rate for the year to 30 June 2007 of 0.798. Metal Management market capitalisation as at 21 September 2007 and net debt as at 30 June 2007 converted at AUD / USD exchange rate as at 21 September 2007 of 0.865

## NYSE listing

- Sims will retain ASX listing of ordinary shares
- Under the merger, Sims will issue ADRs to Metal Management shareholders
  - 1 ADR equivalent to 1 ordinary share in Sims Metal Management
- ADRs will trade on the NYSE
  - Unique investment offering for investors
  - Provides currency for future North American acquisitions
  - Combined group will have increased scope and depth of shareholder base
  - Ability to raise capital across two markets, including in the world's most liquid market
- Sims Metal Management to be registered as a Foreign Private Issuer with the Securities and Exchange Commission
  - Registration statement to be sent to Metal Management stockholders with proxy statement
- The combined group will become subject to Sarbanes Oxley regime applicable to Foreign Private Issuers and reconcile AIFRS accounts to US GAAP

21

## Dividend policy

- Higher earnings base from outside Australia reduces Sims' capacity to frank future dividends
- Regarding capital management, the company will evaluate the most effective means to provide returns to shareholders
  - Dividends
  - Share buy-backs
  - Other capital management alternatives
- At the outset it is contemplated that the combined group will return in the order of 45-55% of net profit after tax to shareholders
- Post completion buy-back will be contemplated based on market conditions

22

SIMS GROUP

building the world's leading recycling company . . .

Metal Management, Inc.

Timetable

# Key dates

| Event | Date |
|---|---|
| Announcement | 24/25 September 2007 |
| Metal Management stockholder vote | Q1 CY08 |
| Completion date | Q1 CY08 |
| ADRs commence trading | Q1 CY08 |

Note: Timetable is indicative and subject to change and satisfaction of conditions precedent

24

building the world's leading recycling company . . .

SIMS GROUP

Metal Management, Inc.

Appendix—Metal Management overview

# Metal Management overview

- Metal Management is one of the largest full service metal recyclers in the US
  - 53 metal recycling facilities across 17 states in the US
  - Well-established positions in many metropolitan areas including Birmingham, Chicago, Cleveland, Denver, Detroit, Hartford, Houston, Memphis, Mississippi, Newark, North Haven, Phoenix, Pittsburgh, Salt Lake City, Toledo and Tucson
- Strategic network of facilities across the US capable of serving both domestic and international customers
  - Facilities have access to railroad networks providing flexibility for shipments via ocean vessel, barge, railroad and truck
- Broad product offering
  - Ferrous products include shredded, sheared and bundled recycled metal
  - Non-ferrous products including aluminium, copper, stainless steel and other nickel bearing metals, brass, titanium and high temperature alloys
  - Provision of bulk and bulk breaking stevedoring and marine project services to importers and exporters
- Commitment to high environmental standards and health and safety

## Metal Management operations

- 53 operations across 17 states

**Illinois**
Lake Bluff, Joliet, Bedford Park, Kankakee, Chicago (8)

**Indiana**
East Chicago (2)

**Michigan**
Detroit

**Ohio**
Cleveland, Defiance, Toledo

**Connecticut**
Hartford, New Haven, North Haven

**Utah**
Salt Lake City



**New Jersey**
Newark (4)

**New York**
Bronx, Albany

**Pennsylvania**
Elizabeth, Monongahela

**Kentucky**
Bowling Green

**Arizona**
Phoenix, Tuscon

**Tennessee**
Memphis, Nashville

**Colorado**
Colorado Springs, Denver

**Texas**
Houston (2), Freeport

**Arkansas**
El Dorado

**Mississippi**
Elliot, Fulton, Greenville, Greenwood, Jackson, Kosciusko, New Albany, Sherman, Tupelo, West Point, Canton

**Alabama**
Birmingham



## Metal Management overview

- Metal Management has delivered solid growth in volumes and profitability
- 2006 result impacted by low ferrous scrap prices, particularly in the US domestic market

Sales tonnes 2003–2007[1]


Million tonnes
6.0
5.5
5.0
4.5
4.0
4.9
5.0
5.2
5.0
5.6
2003
2004
2005
2006
2007

EBITDA 2003–2007[2]


US$m
200
150
100
50
0
58
102
176
116
187
2003
2004
2005
2006
2007

Source: Metal Management Company announcements
Notes:
1. Metal Management sales tons for the years ending 31 March, converted to metric tonnes
2. Reported EBITDA for the years ending 31 March based on US GAAP. Includes associate income and excludes one-off gain on sale of joint venture in 2007

## Metal Management overview

- Metal Management has also delivered strong returns to its shareholders

Metal Management share price performance



US$
50
40
30
20
10
0
2003
2004
2005
2006
2007
Metal Management
S&P500 (rebased)


Metal Management return on net assets



40%
30%
20%
10%
0%
RONA (%)
26%
25%
30%
16%
25%
2003
2004
2005
2006
2007


Source: Bloomberg, Metal Management Company announcements

29

## Growth opportunities

- National footprint provides ability to pursue regional bolt-on acquisitions
  - May 2007 acquisition of Mars Industries
  - February 2007 acquisition of TIMCO Scrap Processing
  - May 2006 acquisition of East Chicago recycling yard
- Recent capital investments in equipment and new technology including
  - Mega-shredder at Newark scheduled to be operational by October 2008
  - Nashville shredding joint venture

30

# Environmental management and health and safety

- Metal Management has a commitment to high standards to improve the safety and health of their employees and to protect the environment
- Metal Management spends significant amounts of capital on pollution control and environmental remediation
- Sims has conducted detailed environmental due diligence on key Metal Management sites
- Metal Management's health and safety culture encourages every employee to proactively work towards safe and healthy working environments
- Subject to extensive US health, safety and environmental regulations

SIMS | GROUP

**Exemption No 82-3838**

**ASX & MEDIA RELEASE**
**(ASX CODE: SGM)**

**25 SEPTEMBER 2007**

# SIMS GROUP LIMITED ANNOUNCES US$1.6 BILLION MERGER WITH METAL MANAGEMENT, INC.

## Merged Group to be the Largest Metal Recycler in North America

## HIGHLIGHTS

- Sims Group Limited ('Sims') has entered into an agreement to merge with NYSE listed Metal Management, Inc. ('Metal Management'), one of the largest full service metal recyclers in the United States
- The merger will strengthen Sims' position in the global market and create the largest North American metal recycling business, with premium assets and a strong platform for further growth
- Sims will issue Metal Management stockholders with 2.05 NYSE listed Sims ADRs per Metal Management share, each ADR representing one Sims ordinary share
- The proposal represents a 13.1% premium to the volume weighted average Metal Management share price for the one month period to 21 September 2007[1]
- Mildly accretive on a "cash" EPS[2] basis (pre synergies) for the historical year to 30 June 2007
- Jeremy Sutcliffe, Sims' current Group CEO, will continue as an Executive Director reporting to the new Board until at least October 2009
- Daniel Dienst, Metal Management's current Chairman, President and CEO, will become Sims Metal Management's Group CEO
- The Merger is subject to Metal Management stockholder approval and other conditions

## TRANSACTION

Sims Group Limited (Sims) (ASX: SGM) and Metal Management, Inc (Metal Management), a NYSE listed company (NYSE: MM), today entered into an agreement to merge, strengthening Sims' position in the global market and establishing the largest metal recycling business in North America. The proposed merger is consistent with Sims' stated strategy to grow its core metal recycling division internationally, while also developing an innovative recycling solutions division.

---

[1] Based on the Sims and Metal Management volume weighted average prices for the one month period ending 21 September 2007 and the average exchange rate over that period

[2] Pre implementation and transaction costs and purchase accounting adjustments

Metal Management is one of the largest full service metal recyclers in the United States, with 53 recycling facilities located in 17 states. It is publicly listed on the New York Stock Exchange ('NYSE') and has achieved impressive growth in earnings and enterprise value over the last five years. Metal Management has well-established positions in many US metropolitan areas, including Birmingham, Chicago, Cleveland, Denver, Detroit, Hartford, Houston, Memphis, Mississippi, Newark, North Haven, Phoenix, Pittsburgh, Salt Lake City, Toledo and Tucson. These positions complement Sims' existing positions on the east and west coasts of the United States and provide further flexibility to market recycled metal domestically or to the export market.

The combined group will have a sound financial position from which to grow both in North America and globally. The Directors believe that synergies of approximately US$35 million can be achieved during the FY09 financial year.

The ADR listing on the NYSE is expected to provide additional funding flexibility and acquisition currency for making further value-adding acquisitions in both metals and other recyclables markets around the world.

**Management and governance**

The combined group will have a strong and experienced management team, structured to capitalise on global growth opportunities.

Jeremy Sutcliffe, the current CEO of Sims, will continue as an Executive Director reporting to the new Board until at least October 2009 and will Chair Sims' metals recycling operations in Australasia and Europe as well as Sims Recycling Solutions globally.

Daniel Dienst, the current CEO of Metal Management, will become CEO of the merged entity and will Chair the combined North American metals recycling businesses (with initial emphasis on integration and achievement of projected synergies) and have overall responsibility for global marketing.

Robert Larry, Metal Management's current CFO, will become Group CFO. Ross Cunningham, Sims' current CFO, will remain as an Executive Director.

Paul Mazoudier, Sims' current Chairman, will continue as Chairman of Sims Metal Management after the merger. The initial combined Board will comprise seven existing Sims Directors (two of whom are appointed by Mitsui) and five existing Metal Management Directors. Mitsui will retain its current director appointment rights subject to maintaining a minimum ownership level in the combined group of 15%[3].

While Sims Metal Management will retain its primary listing on the ASX in addition to its NYSE ADR listing, it is intended that the head office of the combined group will be transitioned to New York (Sims' existing North American head office) over time.

**Commentary**

Mr Paul Mazoudier, Chairman of Sims, said "in addition to Sims' existing world class global operations, this merger positions the company as the largest North American metal recycling company. It represents the next step in Sims' goal of building the world's leading recycling company with a strong management team to deliver on global growth. On behalf of the Sims Directors, I look forward to working with the Metal Management Board as well as both Jeremy Sutcliffe and Daniel Dienst to execute our growth strategies for the company."

Mr Jeremy Sutcliffe, Group CEO of Sims said "this merger is the next phase in our global growth strategy and will create significant shareholder value for both sets of shareholders. Sims and Metal Management complement each other both in terms of asset base as well as management composition. The merger creates a strong North American business positioned

[3] To the extent that the transaction causes Mitsui's shareholding to fall below 15%, its director appointment rights will continue for 12 months, by which time Mitsui must have at least a 15% shareholding or it will lose its appointment rights.

for future growth with a US listing that can facilitate future consolidation in the region and globally. I am confident that Daniel Dienst and I will be able to continue the growth of Sims Metal Management after the merger."

Mr Daniel Dienst, Chairman, President and CEO of Metal Management, said "this transaction will transform Metal Management from a leading US metal recycler to a global leader in metal recycling and recycling solutions. The synergies and growth opportunities are significant and, with the entrepreneurial cultures of Sims and Metal Management, the combined group is extremely well placed to capitalise on future opportunities. Jeremy Sutcliffe and I have already developed an excellent rapport and I look forward to working closely with Jeremy in leading the combined group."

**Structuring and merger effects**

The merger will be effected by Sims issuing Metal Management stockholders 2.05 Sims ADRs per Metal Management share. Each ADR represents one Sims ordinary share. Sims Metal Management will remain Australian domiciled and retain its ASX listing in addition to the new NYSE listing of its ADRs. Sims will become a SEC reporting company following the merger.

The merger terms value Metal Management's common stock and equity value at US$57.73[4] and US$1.5 billion respectively. This represents a premium to Metal Management of:

- 17.4% based on the Sims and Metal Management 5 day VWAPs[5]; and
- 13.1% based on the Sims and Metal Management one month VWAPs.[6]

Sims Metal Management will have over 200 physical operations globally. Based on pro forma year to 30 June 2007 financial information, Sims Metal Management will have:

- Sales volumes of approximately 15 million tonnes of recycled metal (including brokerage sales);
- Sales revenue exceeding A$8.5 billion
- EBITDA of approximately A$684 million
- EBIT by operating region of 62% in North America, 26% in Australia / New Zealand and 12% in Europe.

The transaction is mildly accretive on a "cash" EPS[7] basis (pre synergies) for the historical year to 30 June 2007.

All outstanding restricted shares in Metal Management will vest upon completion of the transaction. Daniel Dienst's remuneration will remain as currently structured until 1 July 2008. On and from this date, his remuneration will be structured in accordance with Sims' current short term and long term incentive programs.

**Conditions to the Merger**

The merger of Sims and Metal Management is subject to a number of conditions, including Metal Management shareholder approval, approval by Sims shareholders at its forthcoming AGM to an increase in the cap on non-executive director fees to accommodate the Metal Management nominees, Sims' registration statement being declared effective by the SEC, ADR listing approval by the NYSE, regulatory consents (including US Anti-trust clearance),

---

[4] Based on the Sims and Metal Management prices and AUD/USD exchange rate as at 21 September 2007

[5] Based on the Sims and Metal Management volume weighted average prices for the 5 day period ending 21 September 2007 and the average exchange rate over that period

[6] Based on the Sims and Metal Management volume weighted average prices for the one month period ending 21 September 2007 and the average exchange rate over that period

[7] Pre implementation and transaction costs and purchase accounting adjustments

no material adverse change in either business and no material breach of the representations and warranties or covenants contained in the Merger Agreement.

**Timetable**

The parties expect to file a combined registration and proxy statement with the SEC. Following SEC review, the registration and proxy statement will be sent to Metal Management stockholders and the Metal Management stockholder meeting is expected to occur in the first quarter of calendar 2008. Assuming the various conditions are satisfied, it is currently expected that the transaction will also complete in the first quarter of calendar 2008.

UBS Investment Bank is acting as financial advisor and Baker & McKenzie as legal advisor to Sims.

*Sims' core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)*

*Metal Management is one of the largest full-service metal recyclers in the United States, with 53 recycling facilities located in 17 states. Metal Management generates annual sales of over US$2.3 billion through domestic sales and exports from its port facilities. Metal Management has over 1,900 employees and is listed on the New York Stock Exchange (NYSE CODE: MM).*

***For further information contact:***

*Jeremy Sutcliffe*
*Group Chief Executive*
*Sims Group Limited*
*Level 6, 41 McLaren Street*
***NORTH SYDNEY NSW 2060***
ABN 69 114 838 630

*Phone; (02) 9956 9180*

ASX
AUSTRALIAN SECURITIES EXCHANGE

# MARKET RELEASE

24 September 2007

**SIMS GROUP LIMITED**

## TRADING HALT

The securities of Sims Group Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 26 September 2007 or when the announcement is released to the market.

Security Code: SGM

Stephanie Yong
**Adviser, Issuers (Sydney)**

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

24 September 2007

ASX Limited
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

Attention: Ms Stephanie Yong

Dear Ms Yong,

**Sims Group Limited (SGM)**

SGM requests a Trading Halt under ASX Listing Rule 17.1 to last until the earlier of the making of an announcement in relation to a proposed transaction or the commencement of trading on Wednesday, 26 September 2007. SGM is not aware of any reason why the request for a Trading Halt should not be granted.

Yours faithfully,
Sims Group Limited

F. Moratti

**Frank Moratti**
**Company Secretary**

17 September 2007

ASX Limited
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Attention: Ms Stephanie Yong

Dear Ms Yong,

**PRICE QUERY**

We refer to your letter of 14 September 2007 and respond to each of your questions as follows:

1. *Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?*

The Company notes the following matters:

1.1 With respect to the Company's earnings outlook, the Company recently advised that its first quarter FY08 earnings were likely to be less than first quarter FY07 earnings ($68 million). The Company now anticipates, based on recently updated trading and exchange rate information, that first quarter FY08 earnings are unlikely to exceed $60 million.

1.2 The Company believes that the global environment for metals prices will remain strong, as evidenced by the current strengthening of C&F US dollar ferrous prices. The Company considers this will be offset, to an extent, by intensive buy price competition to source material, particularly in the UK and US North East and from container shippers. Bulk ocean freight rates are also expected to remain high. Despite this, and subject to currency fluctuations, second quarter earnings are expected to exceed those in the first quarter.

1.3 The Company previously outlined that it is focused on metal recycling opportunities in North America and Europe as well as in recycling solutions globally. The Company is currently considering such a transaction, however discussions remain incomplete and, to the best of its knowledge, confidential. There can be no guarantee that any such discussions will lead to a transaction being concluded.

2. *If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?*

The Company has nothing further to announce than what is stated in answer to Question 1 above.

*Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).*

Not applicable.

3. *Is there any other explanation that the Company may have for the price change in the securities of the Company?*

No.

4. *Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.*

The Company confirms that it is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours faithfully,
Sims Group Limited

F. Moratti

**Frank Moratti**
**Company Secretary**

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0602
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

14 September 2007

Frank Moratti
Company Secretary and General Counsel
Sims Group Limited
Level 6
Sims Group House
41 McLaren Street
North Sydney NSW 2060

By E-mail: fmoratti@au.sims-group.com

Dear Frank

**Sims Group Limited (the "Company")**

**RE: PRICE QUERY**

We have noted a change in the price of the Company's securities from a low of $27.03 on 31 August 2007 to a high of $33.70 at the time of writing.

In light of the price change, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at stephanie.yong@asx.com.au or by facsimile on **facsimile number (02) 9241 7620.** It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m. E.S.T. on Monday, 17 September 2007).**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

**Listing rule 3.1**

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

**Trading halt**

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Stephanie Yong
**Adviser, Issuers (Sydney)**

Direct Line: (02) 9227 0602

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

**SIMS GROUP LIMITED**

ABN

69 114 838 630

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully paid ordinary shares |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 32,531 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | N/A |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | Nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issue of securities pursuant to vesting of performance rights and restricted stock units issued under entity employee incentive schemes. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 26 September 2007 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 126,165,307 | Fully paid ordinary shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | Nil | |
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Rank equally with existing fully paid ordinary shares | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: F. Moratti ............................................ Date: 26/9/2007
(Company secretary)

Print name: Frank Moratti

== == == == ==

+ See chapter 19 for defined terms.

Perpetual
INVESTMENTS

Perpetual Investment Management Limited
ABN 18 000 866 535
Australian Financial Services Licence No. 234426

Angel Place ,123 Pitt Street
Sydney
GPO Box 4171
Sydney NSW 2001
Australia

Telephone 02 9229 9000
Facsimile 02 8256 1477

**BY FAX**



**Date:** 11 September 2007

**To:** Mr F Moratti
Company Secretary
Sims Group Limited
Fax : (02) 9954 9680

**From:** Glenda Charles
Assistant Company Secretary

**Subject:** **Form 604**
**Notice of Change to Substantial Shareholding**

**Pages:** 18 (including this cover page)

---



---

Dear Mr Moratti

Please find attached a completed Form 604 for your information.

**Glenda Charles**
**Assistant Company Secretary**
Email –gcharles@perpetual.com.au

# Form 604

Corporations Law
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

### 1. Details of substantial holder (1)

Name PERPETUAL LIMITED and subsidiaries

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _10_/_09_/_2007__

The previous notice was given to the company on _07_/_06_/_2007___

The previous notice was dated _05_/_06_/_2007___

### 2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| Ordinary | 8,221,223 | 6.52% | 6,959,548 | 5.52% |
| | | | | |

### 3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| | Refer annexure 3 | | | | |
| | | | | | |

### 4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | Refer annexure 1 & 2 | | | | |
| | | | | | |
| | | | | | |

## 5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN (if applicable) | Nature of association |
|---|---|
| Refer to Annexure 1 | |
| | |

## 6. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Refer to Annexure 1 | |
| | |

## Signature

Print name GLENDA CHARLES Capacity ASST. COMPANY SECRETARY

[signature] 11/9/2007

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

| INTERNAL CODE | ACCOUNT DETAILS | REGISTRATION DETAILS |
|---|---|---|
| ALL 'PC' CODES | RBC Dexia Investor Services Australia Pty Limited<br>ACF: PIML (Select Investments)<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br>ACF: PIML (Select Investments)<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 |
| ALL 'PIAEA' CODES | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Equity Analyst Fund<br>Account Code: PIAEAP<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><SKPIOTH A/C><br>GPO Box 5430 Sydney NSW 2001 |
| GSF | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Australia Share Fund<br>Account Code: PIGSF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| ICAS | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Investor Choice Australian Asset Group<br>Account Code: PICAS<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIIC A/C><br>GPO Box 5430 Sydney NSW 2001 |
| ICIS | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Investor Choice Industrial Asset Group<br>Account Code: PISIND<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIIC A/C><br>GPO Box 5430 Sydney NSW 2001 |
| ICSO | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Investor Choice Smaller Asset Group<br>Account Code: PISSCF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIIC A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PCEF | RBC Dexia Investor Services Australia Pty Limited<br>Account Code: PICEF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIBIAS | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Independent Australian Share Fund<br>Account Code: PIBIAS<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Independent Australian Share Fund<br>Account Code: PIBIAS<br>GPO Box 5430 Sydney NSW 2001 |
| PIDIF | RBC Dexia Investor Services Australia Pty Limited<br>Account Code: PIDIF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PICREDIT A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIDIF2 | RBC Dexia Investor Services Australia Pty Limited<br>Account Code: PIDIF2<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PICREDIT A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIEAYF | UBS Nominees Pty Ltd<br>ACF: Perpetual Equity Alpha Fund<br>Account code: PIEATF<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominees Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Governor Phillip Tower<br>Sydney NSW 2000 |
| PIRAF | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Resource Fund<br>Account code: PIRAF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><SKPIOTH A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIWGAF | UBS Nominees Pty Ltd<br>ACF: Perpetual Wholesale Geared Australian Share Fund<br>Account code: PIWGAF<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominees Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Governor Phillip Tower<br>Sydney NSW 2000 |
| PIWCPF | RBC Dexia Investor Services Australia Pty Limited<br>ACF: PI Protected Aust Share Fund A<br>Account code PIWCPF<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominees Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Governor Phillip Tower<br>Sydney NSW 2000 |
| PIWJPI | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual JF Wholesale Prop Income Fund<br>Account Code: PIWJPI<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIWQMN | UBS Nominees Pty Ltd<br>ACF: Perpetual QI Market Neutral Fund<br>Account code: PIWQMN<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominees Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Governor Phillip Tower<br>Sydney NSW 2000 |

| | | |
|---|---|---|
| PIWSPF | UBS Nominees Pty Ltd<br>ACF: Perpetual Wholesale Share Plus Fund<br>Account code PIWSPF<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominees Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Governor Philip Tower<br>Sydney NSW 2000 |
| PIWGLS | UBS Nominees Pty Ltd<br>ACF: Perpetual GI Long Short Fund<br>Account code PIWGLS<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominees Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Governor Philip Tower<br>Sydney NSW 2000 |
| PMISF1 | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual's Industrial Share Fund One<br>Account Code: PIISF1<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PMISF1 A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PMISF2 | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual's Industrial Share Fund Two<br>Account Code: PIISF2<br>GPO Box 5430 Sydney NSW 2200 | RBC Dexia Investor Services Australia Pty Limited<br><PMISF2 A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PMISFJ | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual's Industrial Share Fund<br>Account Code: PIISFJ<br>GPO Box 5430 Sydney NSW 2000 | RBC Dexia Investor Services Australia Pty Limited<br><PMISFJ A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PMSCA | RBC Dexia Investor Services Australia Pty Limited<br>ATF: Perpetual's Smaller Companies Analyst Fund<br>Account Code: PISCA<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PMWSCM | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Wholesale Smaller Companies (M)<br>Account Code: PIWSCM<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PMWSCM A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PMWSCS | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Wholesale Smaller Companies (S)<br>Account Code: PIWSCS<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PMWSCS A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PMWSRF | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Wholesale Ethical Fund<br>Account Code: PIWSRF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PMWSRF A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PPSF | RBC Dexia Investor Services Australia Pty Limited<br>ATF: Perpetual James Fielding Wholesale Property Securities Fund<br>Account Code: PIPSF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PWSCF | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Perpetual Wholesale Smaller Co Fund<br>Account Code: PIWSCF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

| | | |
|---|---|---|
| ALL 'SS' CODES | RBC Dexia Investor Services Australia Pty Limited<br>ACF: PIML (Select Super)<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br>ACF: PIML (Select Super)<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 |

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

| INTERNAL CODE | ACCOUNT DETAILS | REGISTRATION DETAILS |
|---|---|---|
| AMCORP | National Nominees Ltd ACF: IOOF Account<br>Account Code: PIAMC<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C ATPFAS 6822 - 16<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| ARF | JP Morgan Chase Nominees Ltd<br>ACF: Australian Retirement Fund<br>Account Code: PIARF<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 13415<br>Locked Bag 7 Royal Exchange<br>Sydney NSW 2000 |
| CBAISF | Citicorp Nominees Pty Ltd.<br>ACF: Commonwealth Aust Shares Fund 4<br>Account Code: PICISF<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Citicorp Nominees Pty Ltd<br>A/C EAS504<br>GPO Box 764G<br>Melbourne VIC 3001 |
| NSWTC | Cogent Nominees Pty Ltd<br>ACF: NSW Treasury Corporation<br>Account Code: PINSWT<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>A/C HCFPTS<br>P O Box R209 Royal Exchange<br>Sydney NSW 1225 |

| | | |
|---|---|---|
| PIACT | JP Morgan Chase Nominees Ltd<br>ACF: Australian Capital Territory Treasury<br>Account Code: PIACT<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 32512<br>Locked Bag 7, Royal Exchange Sydney NSW 2000 |
| PICATS | RBC Dexia Investor Services Australia Pty Limited<br>ACF: Catholic Superannuation Fund<br>Account Code: PICATS<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C CDPKUT/8535-29<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PIEFMS | Cogent Nominees Pty Ltd<br>ACF: EFM Australian Share Fund 6<br>Account Code: PIEFMS<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>A/C WTOXES<br>P.O. Box R209 Royal Exchange<br>Sydney NSW 1225 |
| PIFLH | National Nominees Limited<br>ACF: Fiji National Provident Fund<br>Account Code: PIFLH<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C FNPEAS/8353-16<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PIHEST | RBC Dexia Investor Services Australia Pty Limited<br>ACF: HEST Australia Limited<br>Account Code: PIHEST<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 33112<br>Locked Bag 7, Royal Exchange<br>Sydney NSW 2000 |
| PIUTD | Permanent Trustee Australia Ltd<br>ACF: PI United Sector Leaders Property Fund<br>Account Code: SMF0024<br>RBC Global Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>PO Box R209, Royal Exchange<br>Sydney NSW 1225 |
| PIMIT | Guardian Trust Australia Ltd<br>ACF: Perpetual Cogent James Fielding Meridian Investment Trust<br>Account code PIMIT<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Guardian Trust Australia Ltd<br><Meridian A/C><br>GPO Box 468 Sydney NSW 2001 |
| PISTCF | RBC Dexia Investor Services Australia Pty Limited<br>ACF: SAS Trustee Corporation<br>Account Code: PISTCF<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 34833<br>Locked Bag 7, Royal Exchange<br>Sydney NSW 2000 |
| PMCBUS | National Nominees Ltd<br>ACF: Construction & Building Union Superannuation Fund<br>Account Code: PICBUS<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C CBPFAE/6207-16<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PMCGSF | Citicorp Nominees Pty Ltd<br>ACF: Commonwealth Aust Shares Fund 11<br>Account Code: PICGSF<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Citicorp Nominees Pty Ltd<br>A/C EA2811<br>GPO Box 764G Melbourne VIC 3001 |
| PMCPSF | Citicorp Nominees Pty Ltd<br>ACF:Commonwealth Property Fund 3<br>Account Code: PICPSF<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Citicorp Nominees Pty Ltd<br>A/C EP2503<br>GPO Box 764G Melbourne VIC 3001 |
| PMFR | Westpac Custodian Nominees<br>ACF: Frank Russell Investment Management<br>Account Code: PIMFR<br>RBC Global Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Westpac Custodian Nominees State Street Fund<br>BQSD<br>Level 8 / 50 Pitt Street<br>Sydney NSW 2000 |
| PMHOST | JP Morgan Chase Nominees Limited<br>ACF: Host - Plus Pty Ltd<br>Account Code: PIHOST<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 30004<br>Locked Bag 7 Royal Exchange<br>Sydney NSW 2000 |
| PML | Perpetual Management Limited<br>Account Code: PTPML<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PMSTA | National Nominees Limited<br>ACF: Super Trust of Australia<br>Account Code: PISTA<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C: 6438-10 STPAAE<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PNOM | Perpetual Nominees Pty Limited<br>Account Code: PTPNOM<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTAL | Perpetual Australia Co Limited<br>Account Code: PTPAL<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430, Sydney NSW 2000 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |

| | | |
|---|---|---|
| PTAN | Perpetual Nominees Limited<br>Account Code: PTPAN<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTCO | Perpetual Trustee Co Limited<br>Account Code: PTPCO<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTGEN | Perpetual Trustee Services General A/C<br>Account Code: PTPGEN<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTNM | P.T.A. Nominees Limited<br>ATF: Perpetual Trustees Nominees Limited<br>Account Code: PTPNM<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTQLD | Perpetual Trustee Queensland Limited<br>Account Code: PTPQLD<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTVIC | Perpetual Trustee Victoria Limited<br>Account Code: PTNM<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTWA | Perpetual Trustee WA Limited<br>Account Code: PTPWA<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| QITE2 | RBC Dexia Investor Services Australia Pty Limited<br>AFT: Quantitative Investments TE 2 Equity Fund<br>Account Code: PIQTE2<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services Australia Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| SMF | Permanent Trustees Australia Ltd<br>ACF: SMF Funds Management <SMF 0613><br>Account Code: PrSMF<br>RBC Global Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>PO Box R209 Royal Exchange<br>Sydney NSW 1225 |
| T2 | Perpetual Trustee Company Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T3 | Perpetual Trustees Victoria Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T4 | Perpetual Trustees Queensland Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T6 | Perpetual Trustees WA Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T7 | Perpetual Trustee Company Canberra Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| TEL | National Nominees Limited<br>ACF: Telstra Superannuation Pty Limited<br>Account Code: PITEL<br>RBC Dexia Investor Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C 3083-15 TEPFAE<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

**ANNEXURE 2**

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

| Portfolio | Fund | Holdings |
|---|---|---|
| ✔ NSWTC | PM | 113,437 |
| ✔ PCEF | PM | 764,046 |
| ✔ SMF | PM | 49,644 |
| ✔ TEL | PM | 413,740 |
| ✔ T2 | PCD | 3,780 |
| ✔ PMCBUS | PM | 486,499 |
| ✔ PMHOST | PM | 198,840 |
| ✔ PMSTA | PM | 1,218,547 |
| ✔ QITE2 | PM | 30,201 |
| ✔ PMCGSF | PM | 183,615 |
| ✔ PMWSRF | PM | 411,191 |
| ✔ PIWSPF | PM | 45,549 |
| ✔ PIACT | PM | 134,655 |
| ✔ PIHEST | PM | 377,383 |
| ✔ PISTCF | PM | 148,364 |
| ✔ PIWQLS | PM | 243,071 |
| ✔ PICATS | PM | 127,094 |
| ✔ PIEATF | PM | 552 |
| ✔ PIWQMN | PM | 52,635 |
| ✔ PCAEPR | PC | 112,524 |
| ✔ PIGSFP | PM | 1,204,698 |
| ✔ PIAUST | PM | 62,951 |
| ✔ PIICAP | PM | 152,026 |
| ✔ PIWGAP | PM | 424,516 |

**ANNEXURE 3**

CHANGES IN RELEVANT INTERESTS

| Account | Security | | Volume | | Value | | Price | AsAtDate |
|---|---|---|---|---|---|---|---|---|
| GSF | SGM | - | 39,423 | - | 1,070,334 | $ | 27.15 | 08/06/2007 |
| GSF | SGM | - | 17,773 | - | 465,653 | $ | 26.20 | 18/06/2007 |
| GSF | SGM | - | 7,662 | - | 203,163 | $ | 26.52 | 28/06/2007 |
| GSF | SGM | | 23,256 | | 601,749 | $ | 25.88 | 28/06/2007 |
| GSF | SGM | - | 2,915 | - | 77,300 | $ | 26.52 | 29/06/2007 |
| GSF | SGM | - | 34,574 | - | 974,053 | $ | 28.17 | 12/07/2007 |
| GSF | SGM | - | 16,694 | - | 489,016 | $ | 29.29 | 18/07/2007 |
| GSF | SGM | - | 8,659 | - | 233,840 | $ | 27.01 | 07/08/2007 |
| GSF | SGM | - | 5,779 | - | 157,410 | $ | 27.24 | 08/08/2007 |
| GSF | SGM | - | 21,000 | - | 552,386 | $ | 26.30 | 09/08/2007 |
| GSF | SGM | | 4,536 | | 115,011 | $ | 25.36 | 09/08/2007 |
| GSF | SGM | | 21,229 | | 521,248 | $ | 24.55 | 10/08/2007 |
| GSF | SGM | - | 8,806 | - | 224,253 | $ | 25.47 | 13/08/2007 |
| GSF | SGM | | 2,069 | | 51,146 | $ | 24.72 | 15/08/2007 |
| GSF | SGM | - | 976 | - | 24,127 | $ | 24.72 | 15/08/2007 |
| GSF | SGM | | 43 | | 1,201 | $ | 27.94 | 24/08/2007 |
| GSF | SGM | - | 944,478 | - | 26,398,160 | $ | 27.95 | 24/08/2007 |
| PIICA1 | SGM | - | 3,613 | - | 98,093 | $ | 27.15 | 08/06/2007 |
| PIICA1 | SGM | - | 5,336 | - | 137,713 | $ | 25.81 | 15/06/2007 |
| PIICA1 | SGM | - | 2,992 | - | 79,395 | $ | 26.54 | 19/06/2007 |
| PIICA1 | SGM | | 5,865 | | 151,757 | $ | 25.88 | 28/06/2007 |
| PIICA1 | SGM | - | 369 | - | 9,785 | $ | 26.52 | 29/06/2007 |
| PIICA1 | SGM | - | 283 | - | 7,973 | $ | 28.17 | 12/07/2007 |
| PIICA1 | SGM | - | 2,180 | - | 63,859 | $ | 29.29 | 18/07/2007 |
| PIICA1 | SGM | - | 5,491 | - | 148,287 | $ | 27.01 | 07/08/2007 |
| PIICA1 | SGM | - | 948 | - | 25,822 | $ | 27.24 | 08/08/2007 |
| PIICA1 | SGM | | 1,582 | | 40,112 | $ | 25.36 | 09/08/2007 |
| PIICA1 | SGM | | 2,647 | | 64,993 | $ | 24.55 | 10/08/2007 |
| PIICA1 | SGM | - | 123,379 | - | 2,957,395 | $ | 23.97 | 10/08/2007 |
| NSWTC | SGM | - | 5,744 | - | 155,950 | $ | 27.15 | 08/06/2007 |
| NSWTC | SGM | - | 4,502 | - | 117,952 | $ | 26.20 | 18/06/2007 |
| NSWTC | SGM | | 4,458 | | 115,351 | $ | 25.88 | 28/06/2007 |
| NSWTC | SGM | - | 392 | - | 10,395 | $ | 26.52 | 29/06/2007 |
| NSWTC | SGM | - | 109 | - | 3,071 | $ | 28.17 | 12/07/2007 |
| NSWTC | SGM | - | 16,804 | - | 473,732 | $ | 28.19 | 13/07/2007 |
| NSWTC | SGM | - | 2,032 | - | 59,523 | $ | 29.29 | 18/07/2007 |
| NSWTC | SGM | - | 720 | - | 19,444 | $ | 27.01 | 07/08/2007 |
| NSWTC | SGM | - | 627 | - | 17,078 | $ | 27.24 | 08/08/2007 |
| NSWTC | SGM | | 1,537 | | 38,971 | $ | 25.36 | 09/08/2007 |
| NSWTC | SGM | | 2,637 | | 64,748 | $ | 24.55 | 10/08/2007 |
| NSWTC | SGM | - | 1,367 | - | 34,812 | $ | 25.47 | 13/08/2007 |
| NSWTC | SGM | | 282 | | 6,971 | $ | 24.72 | 15/08/2007 |
| NSWTC | SGM | - | 194 | - | 4,796 | $ | 24.72 | 15/08/2007 |
| NSWTC | SGM | - | 270 | - | 7,622 | $ | 28.23 | 28/08/2007 |
| NSWTC | SGM | - | 1,199 | - | 33,599 | $ | 28.02 | 30/08/2007 |
| NSWTC | SGM | - | 158 | - | 4,436 | $ | 28.07 | 30/08/2007 |
| NSWTC | SGM | - | 1,000 | - | 28,351 | $ | 28.35 | 31/08/2007 |
| NSWTC | SGM | - | 1,196 | - | 34,187 | $ | 28.58 | 03/09/2007 |
| NSWTC | SGM | - | 1,345 | - | 39,842 | $ | 29.62 | 04/09/2007 |
| PCCEF | SGM | - | 730 | - | 19,820 | $ | 27.15 | 08/06/2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PCCEF | SGM | - | 20,771 | - | 526,545 | $ | 25.35 | 13/06/2007 |
| PCCEF | SGM | | 808 | | 21,210 | $ | 26.25 | 15/06/2007 |
| PCCEF | SGM | - | 1,430 | - | 38,288 | $ | 26.77 | 21/06/2007 |
| PCCEF | SGM | - | 1,652 | - | 44,548 | $ | 26.97 | 22/06/2007 |
| PCCEF | SGM | | 1,747 | | 45,204 | $ | 25.88 | 28/06/2007 |
| PCCEF | SGM | - | 385 | - | 10,209 | $ | 26.52 | 28/06/2007 |
| PCCEF | SGM | - | 272 | - | 7,213 | $ | 26.52 | 29/06/2007 |
| PCCEF | SGM | | 1,924 | | 50,871 | $ | 26.44 | 02/07/2007 |
| PCCEF | SGM | | 315 | | 8,354 | $ | 26.52 | 06/07/2007 |
| PCCEF | SGM | | 6,591 | | 176,309 | $ | 26.75 | 10/07/2007 |
| PCCEF | SGM | - | 2,229 | - | 62,798 | $ | 28.17 | 12/07/2007 |
| PCCEF | SGM | - | 3,226 | - | 90,625 | $ | 28.09 | 13/07/2007 |
| PCCEF | SGM | - | 2,058 | - | 59,850 | $ | 29.08 | 16/07/2007 |
| PCCEF | SGM | - | 1,589 | - | 46,546 | $ | 29.29 | 18/07/2007 |
| PCCEF | SGM | - | 2,058 | - | 58,773 | $ | 28.56 | 24/07/2007 |
| PCCEF | SGM | - | 3,196 | - | 86,231 | $ | 26.98 | 31/07/2007 |
| PCCEF | SGM | - | 2,217 | - | 59,564 | $ | 26.87 | 02/08/2007 |
| PCCEF | SGM | - | 1,401 | - | 37,835 | $ | 27.01 | 07/08/2007 |
| PCCEF | SGM | - | 756 | - | 20,592 | $ | 27.24 | 08/08/2007 |
| PCCEF | SGM | | 1,167 | | 29,590 | $ | 25.36 | 09/08/2007 |
| PCCEF | SGM | - | 460 | - | 11,714 | $ | 25.47 | 13/08/2007 |
| PCCEF | SGM | - | 1,401 | - | 39,371 | $ | 28.10 | 27/08/2007 |
| PCCEF | SGM | - | 396 | - | 11,178 | $ | 28.23 | 28/08/2007 |
| PCCEF | SGM | - | 951 | - | 26,649 | $ | 28.02 | 30/08/2007 |
| PCCEF | SGM | - | 126 | - | 3,537 | $ | 28.07 | 30/08/2007 |
| PCCEF | SGM | - | 764 | - | 21,660 | $ | 28.35 | 31/08/2007 |
| PCCEF | SGM | - | 537 | - | 15,350 | $ | 28.58 | 03/09/2007 |
| PCCEF | SGM | - | 1,007 | - | 29,830 | $ | 29.62 | 04/09/2007 |
| PCEF | SGM | - | 24,382 | - | 661,971 | $ | 27.15 | 08/06/2007 |
| PCEF | SGM | - | 18,948 | - | 496,438 | $ | 26.20 | 12/06/2007 |
| PCEF | SGM | - | 141,224 | - | 3,580,028 | $ | 25.35 | 13/06/2007 |
| PCEF | SGM | | 32,679 | | 857,824 | $ | 26.25 | 15/06/2007 |
| PCEF | SGM | - | 22,649 | - | 601,610 | $ | 26.56 | 19/06/2007 |
| PCEF | SGM | - | 10,793 | - | 288,979 | $ | 26.77 | 21/06/2007 |
| PCEF | SGM | - | 11,614 | - | 313,181 | $ | 26.97 | 22/06/2007 |
| PCEF | SGM | | 16,201 | | 419,201 | $ | 25.88 | 28/06/2007 |
| PCEF | SGM | - | 2,753 | - | 72,997 | $ | 26.52 | 28/06/2007 |
| PCEF | SGM | - | 1,924 | - | 51,021 | $ | 26.52 | 29/06/2007 |
| PCEF | SGM | - | 45,000 | - | 1,189,800 | $ | 26.44 | 02/07/2007 |
| PCEF | SGM | | 30,010 | | 802,768 | $ | 26.75 | 10/07/2007 |
| PCEF | SGM | - | 8,560 | - | 241,161 | $ | 28.17 | 12/07/2007 |
| PCEF | SGM | - | 20,415 | - | 573,500 | $ | 28.09 | 13/07/2007 |
| PCEF | SGM | - | 10,151 | - | 295,205 | $ | 29.08 | 16/07/2007 |
| PCEF | SGM | - | 10,438 | - | 305,759 | $ | 29.29 | 18/07/2007 |
| PCEF | SGM | - | 13,519 | - | 386,077 | $ | 28.56 | 24/07/2007 |
| PCEF | SGM | - | 3,891 | - | 104,983 | $ | 26.98 | 31/07/2007 |
| PCEF | SGM | - | 14,316 | - | 384,629 | $ | 26.87 | 02/08/2007 |
| PCEF | SGM | - | 9,276 | - | 250,502 | $ | 27.01 | 07/08/2007 |
| PCEF | SGM | - | 3,407 | - | 92,801 | $ | 27.24 | 08/08/2007 |
| PCEF | SGM | | 6,852 | | 173,734 | $ | 25.36 | 09/08/2007 |
| PCEF | SGM | - | 3,848 | - | 97,993 | $ | 25.47 | 13/08/2007 |
| PCEF | SGM | - | 2,550 | - | 71,660 | $ | 28.10 | 27/08/2007 |
| PCEF | SGM | - | 2,682 | - | 75,709 | $ | 28.23 | 28/08/2007 |
| PCEF | SGM | - | 6,011 | - | 168,443 | $ | 28.02 | 30/08/2007 |
| PCEF | SGM | - | 793 | - | 22,262 | $ | 28.07 | 30/08/2007 |
| PCEF | SGM | - | 4,587 | - | 130,047 | $ | 28.35 | 31/08/2007 |

This is annexure 3 Page 2 of 10 referred to in Form 604

Title: Notice of change in interest of substantial holder

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PCEF | SGM | - | 3,335 | - | 95,329 | $ | 28.58 | 03/09/2007 |
| PCEF | SGM | - | 6,283 | - | 186,118 | $ | 29.62 | 04/09/2007 |
| PIACT | SGM | - | 4,845 | - | 131,542 | $ | 27.15 | 08/06/2007 |
| PIACT | SGM | - | 13,763 | - | 361,279 | $ | 26.25 | 15/06/2007 |
| PIACT | SGM | - | 10,135 | - | 269,209 | $ | 26.56 | 19/06/2007 |
| PIACT | SGM | - | 1,915 | - | 51,274 | $ | 26.77 | 21/06/2007 |
| PIACT | SGM | - | 1,978 | - | 53,338 | $ | 26.97 | 22/06/2007 |
| PIACT | SGM | | 2,092 | | 54,131 | $ | 25.88 | 28/06/2007 |
| PIACT | SGM | - | 462 | - | 12,250 | $ | 26.52 | 28/06/2007 |
| PIACT | SGM | - | 326 | - | 8,645 | $ | 26.52 | 29/06/2007 |
| PIACT | SGM | | 2,287 | | 60,468 | $ | 26.44 | 02/07/2007 |
| PIACT | SGM | | 377 | | 9,998 | $ | 26.52 | 06/07/2007 |
| PIACT | SGM | | 7,949 | | 212,636 | $ | 26.75 | 10/07/2007 |
| PIACT | SGM | - | 2,730 | - | 76,912 | $ | 28.17 | 12/07/2007 |
| PIACT | SGM | - | 3,864 | - | 108,548 | $ | 28.09 | 13/07/2007 |
| PIACT | SGM | - | 2,080 | - | 60,489 | $ | 29.08 | 16/07/2007 |
| PIACT | SGM | - | 1,908 | - | 55,891 | $ | 29.29 | 18/07/2007 |
| PIACT | SGM | - | 2,471 | - | 70,567 | $ | 28.56 | 24/07/2007 |
| PIACT | SGM | - | 694 | - | 18,726 | $ | 26.98 | 31/07/2007 |
| PIACT | SGM | - | 2,529 | - | 67,947 | $ | 26.87 | 02/08/2007 |
| PIACT | SGM | - | 1,689 | - | 45,612 | $ | 27.01 | 07/08/2007 |
| PIACT | SGM | - | 473 | - | 12,884 | $ | 27.24 | 08/08/2007 |
| PIACT | SGM | | 1,380 | | 34,990 | $ | 25.36 | 09/08/2007 |
| PIACT | SGM | - | 847 | - | 21,570 | $ | 25.47 | 13/08/2007 |
| PIACT | SGM | - | 2,000 | - | 49,828 | $ | 24.91 | 15/08/2007 |
| PIACT | SGM | - | 3,409 | - | 95,800 | $ | 28.10 | 27/08/2007 |
| PIACT | SGM | - | 474 | - | 13,380 | $ | 28.23 | 28/08/2007 |
| PIACT | SGM | - | 967 | - | 27,098 | $ | 28.02 | 30/08/2007 |
| PIACT | SGM | - | 128 | - | 3,593 | $ | 28.07 | 30/08/2007 |
| PIACT | SGM | - | 1,172 | - | 33,227 | $ | 28.35 | 31/08/2007 |
| PIACT | SGM | - | 709 | - | 20,266 | $ | 28.58 | 03/09/2007 |
| PIACT | SGM | - | 1,205 | - | 35,696 | $ | 29.62 | 04/09/2007 |
| PIHEST | SGM | - | 9,312 | - | 252,821 | $ | 27.15 | 08/06/2007 |
| PIHEST | SGM | - | 36,237 | - | 951,221 | $ | 26.25 | 15/06/2007 |
| PIHEST | SGM | - | 26,514 | - | 704,273 | $ | 26.56 | 19/06/2007 |
| PIHEST | SGM | - | 5,034 | - | 134,784 | $ | 26.77 | 21/06/2007 |
| PIHEST | SGM | - | 5,197 | - | 140,141 | $ | 26.97 | 22/06/2007 |
| PIHEST | SGM | | 5,495 | | 142,183 | $ | 25.88 | 28/06/2007 |
| PIHEST | SGM | - | 1,212 | - | 32,137 | $ | 26.52 | 28/06/2007 |
| PIHEST | SGM | - | 857 | - | 22,726 | $ | 26.52 | 29/06/2007 |
| PIHEST | SGM | | 5,911 | | 156,287 | $ | 26.44 | 02/07/2007 |
| PIHEST | SGM | | 997 | | 26,440 | $ | 26.52 | 06/07/2007 |
| PIHEST | SGM | | 35,571 | | 953,733 | $ | 26.81 | 10/07/2007 |
| PIHEST | SGM | | 15,593 | | 417,113 | $ | 26.75 | 10/07/2007 |
| PIHEST | SGM | - | 7,635 | - | 215,101 | $ | 28.17 | 12/07/2007 |
| PIHEST | SGM | - | 10,858 | - | 305,024 | $ | 28.09 | 13/07/2007 |
| PIHEST | SGM | - | 5,867 | - | 170,621 | $ | 29.08 | 16/07/2007 |
| PIHEST | SGM | - | 5,367 | - | 157,215 | $ | 29.29 | 18/07/2007 |
| PIHEST | SGM | - | 6,952 | - | 198,536 | $ | 28.56 | 24/07/2007 |
| PIHEST | SGM | - | 1,744 | - | 47,055 | $ | 26.98 | 31/07/2007 |
| PIHEST | SGM | - | 7,103 | - | 190,837 | $ | 26.87 | 02/08/2007 |
| PIHEST | SGM | - | 4,742 | - | 128,060 | $ | 27.01 | 07/08/2007 |
| PIHEST | SGM | - | 1,351 | - | 36,799 | $ | 27.24 | 08/08/2007 |
| PIHEST | SGM | | 3,899 | | 98,860 | $ | 25.36 | 09/08/2007 |
| PIHEST | SGM | - | 2,402 | - | 61,169 | $ | 25.47 | 13/08/2007 |
| PIHEST | SGM | - | 6,000 | - | 149,483 | $ | 24.91 | 15/08/2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PIHEST | SGM | - | 9,201 | - | 258,567 | $ | 28.10 | 27/08/2007 |
| PIHEST | SGM | - | 1,335 | - | 37,685 | $ | 28.23 | 28/08/2007 |
| PIHEST | SGM | - | 3,630 | - | 101,722 | $ | 28.02 | 30/08/2007 |
| PIHEST | SGM | - | 479 | - | 13,447 | $ | 28.07 | 30/08/2007 |
| PIHEST | SGM | - | 3,542 | - | 100,420 | $ | 28.35 | 31/08/2007 |
| PIHEST | SGM | - | 2,375 | - | 67,888 | $ | 28.58 | 03/09/2007 |
| PIHEST | SGM | - | 3,342 | - | 98,998 | $ | 29.62 | 04/09/2007 |
| PIWGA1 | SGM | - | 7,737 | - | 210,060 | $ | 27.15 | 08/06/2007 |
| PIWGA1 | SGM | - | 6,099 | - | 159,794 | $ | 26.20 | 18/06/2007 |
| PIWGA1 | SGM | | 13,010 | | 336,634 | $ | 25.88 | 28/06/2007 |
| PIWGA1 | SGM | - | 951 | - | 25,219 | $ | 26.52 | 29/06/2007 |
| PIWGA1 | SGM | | 25,441 | | 687,413 | $ | 27.02 | 11/07/2007 |
| PIWGA1 | SGM | - | 8,621 | - | 242,879 | $ | 28.17 | 12/07/2007 |
| PIWGA1 | SGM | - | 5,919 | - | 173,385 | $ | 29.29 | 18/07/2007 |
| PIWGA1 | SGM | - | 6,690 | - | 180,666 | $ | 27.01 | 07/08/2007 |
| PIWGA1 | SGM | - | 2,007 | - | 54,667 | $ | 27.24 | 08/08/2007 |
| PIWGA1 | SGM | | 4,337 | | 109,988 | $ | 25.36 | 09/08/2007 |
| PIWGA1 | SGM | | 7,570 | | 185,871 | $ | 24.55 | 10/08/2007 |
| PIWGA1 | SGM | - | 2,902 | - | 73,902 | $ | 25.47 | 13/08/2007 |
| PIWGA1 | SGM | | 2,309 | | 57,078 | $ | 24.72 | 15/08/2007 |
| PIWGA1 | SGM | - | 365 | - | 9,023 | $ | 24.72 | 15/08/2007 |
| PIWGA1 | SGM | - | 343,285 | - | 9,508,995 | $ | 27.70 | 24/08/2007 |
| PIWSPF | SGM | - | 406 | - | 11,023 | $ | 27.15 | 08/06/2007 |
| PIWSPF | SGM | - | 939 | - | 24,602 | $ | 26.20 | 18/06/2007 |
| PIWSPF | SGM | - | 426 | - | 11,296 | $ | 26.52 | 28/06/2007 |
| PIWSPF | SGM | | 659 | | 17,052 | $ | 25.88 | 28/06/2007 |
| PIWSPF | SGM | - | 102 | - | 2,705 | $ | 26.52 | 29/06/2007 |
| PIWSPF | SGM | - | 418 | - | 11,776 | $ | 28.17 | 12/07/2007 |
| PIWSPF | SGM | - | 596 | - | 17,459 | $ | 29.29 | 18/07/2007 |
| PIWSPF | SGM | - | 741 | - | 20,011 | $ | 27.01 | 07/08/2007 |
| PIWSPF | SGM | - | 188 | - | 5,121 | $ | 27.24 | 08/08/2007 |
| PIWSPF | SGM | | 417 | | 10,573 | $ | 25.36 | 09/08/2007 |
| PIWSPF | SGM | | 711 | | 17,458 | $ | 24.55 | 10/08/2007 |
| PIWSPF | SGM | - | 322 | - | 8,200 | $ | 25.47 | 13/08/2007 |
| PIWSPF | SGM | | 275 | | 6,798 | $ | 24.72 | 15/08/2007 |
| PIWSPF | SGM | - | 36 | - | 890 | $ | 24.72 | 15/08/2007 |
| PIWSPF | SGM | - | 250 | - | 7,088 | $ | 28.35 | 31/08/2007 |
| PIWSPF | SGM | - | 401 | - | 11,462 | $ | 28.58 | 03/09/2007 |
| PIWSPF | SGM | - | 428 | - | 12,678 | $ | 29.62 | 04/09/2007 |
| PMCBUS | SGM | - | 17,535 | - | 476,075 | $ | 27.15 | 08/06/2007 |
| PMCBUS | SGM | - | 90,718 | - | 2,299,701 | $ | 25.35 | 13/06/2007 |
| PMCBUS | SGM | | 3,327 | | 87,334 | $ | 26.25 | 15/06/2007 |
| PMCBUS | SGM | - | 6,084 | - | 162,897 | $ | 26.77 | 21/06/2007 |
| PMCBUS | SGM | - | 7,180 | - | 193,614 | $ | 26.97 | 22/06/2007 |
| PMCBUS | SGM | | 7,746 | | 200,428 | $ | 25.88 | 28/06/2007 |
| PMCBUS | SGM | - | 1,676 | - | 44,440 | $ | 26.52 | 28/06/2007 |
| PMCBUS | SGM | - | 1,184 | - | 31,397 | $ | 26.52 | 29/06/2007 |
| PMCBUS | SGM | | 8,146 | | 215,380 | $ | 26.44 | 02/07/2007 |
| PMCBUS | SGM | | 1,370 | | 36,332 | $ | 26.52 | 06/07/2007 |
| PMCBUS | SGM | | 28,849 | | 771,711 | $ | 26.75 | 10/07/2007 |
| PMCBUS | SGM | - | 9,910 | - | 279,194 | $ | 28.17 | 12/07/2007 |
| PMCBUS | SGM | - | 14,021 | - | 393,879 | $ | 28.09 | 13/07/2007 |
| PMCBUS | SGM | - | 7,549 | - | 219,535 | $ | 29.08 | 16/07/2007 |
| PMCBUS | SGM | - | 6,925 | - | 202,853 | $ | 29.29 | 18/07/2007 |
| PMCBUS | SGM | - | 8,968 | - | 256,109 | $ | 28.56 | 24/07/2007 |
| PMCBUS | SGM | - | 15,309 | - | 413,051 | $ | 26.98 | 31/07/2007 |

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| PMCBUS | SGM | - | 9,643 - | 259,079 | $ | 26.87 | 02/08/2007 |
| PMCBUS | SGM | - | 6,088 - | 164,409 | $ | 27.01 | 07/08/2007 |
| PMCBUS | SGM | - | 3,278 - | 89,287 | $ | 27.24 | 08/08/2007 |
| PMCBUS | SGM | | 5,070 | 128,551 | $ | 25.36 | 09/08/2007 |
| PMCBUS | SGM | - | 3,955 - | 100,718 | $ | 25.47 | 13/08/2007 |
| PMCBUS | SGM | - | 3,772 - | 106,001 | $ | 28.10 | 27/08/2007 |
| PMCBUS | SGM | - | 1,722 - | 48,609 | $ | 28.23 | 28/08/2007 |
| PMCBUS | SGM | - | 660 - | 18,528 | $ | 28.07 | 30/08/2007 |
| PMCBUS | SGM | - | 4,996 - | 140,000 | $ | 28.02 | 30/08/2007 |
| PMCBUS | SGM | - | 4,585 - | 129,990 | $ | 28.35 | 31/08/2007 |
| PMCBUS | SGM | - | 3,048 - | 87,128 | $ | 28.58 | 03/09/2007 |
| PMCBUS | SGM | - | 4,308 - | 127,614 | $ | 29.62 | 04/09/2007 |
| PMCGSF | SGM | - | 5,201 - | 141,207 | $ | 27.15 | 08/06/2007 |
| PMCGSF | SGM | - | 4,255 - | 111,481 | $ | 26.20 | 18/06/2007 |
| PMCGSF | SGM | - | 1,489 - | 39,482 | $ | 26.52 | 28/06/2007 |
| PMCGSF | SGM | | 4,825 | 124,847 | $ | 25.88 | 28/06/2007 |
| PMCGSF | SGM | - | 596 - | 15,805 | $ | 26.52 | 29/06/2007 |
| PMCGSF | SGM | - | 144 - | 4,057 | $ | 28.17 | 12/07/2007 |
| PMCGSF | SGM | - | 3,527 - | 103,316 | $ | 29.29 | 18/07/2007 |
| PMCGSF | SGM | - | 3,902 - | 111,206 | $ | 28.50 | 24/07/2007 |
| PMCGSF | SGM | - | 7,043 - | 190,199 | $ | 27.01 | 07/08/2007 |
| PMCGSF | SGM | - | 1,390 - | 37,861 | $ | 27.24 | 08/08/2007 |
| PMCGSF | SGM | | 2,586 | 65,569 | $ | 25.36 | 09/08/2007 |
| PMCGSF | SGM | | 4,356 | 106,955 | $ | 24.55 | 10/08/2007 |
| PMCGSF | SGM | - | 2,087 - | 53,147 | $ | 25.47 | 13/08/2007 |
| PMCGSF | SGM | | 870 | 21,506 | $ | 24.72 | 15/08/2007 |
| PMCGSF | SGM | - | 205 - | 5,068 | $ | 24.72 | 15/08/2007 |
| PMCGSF | SGM | - | 3,522 - | 99,420 | $ | 28.23 | 28/08/2007 |
| PMCGSF | SGM | - | 3,756 - | 105,253 | $ | 28.02 | 30/08/2007 |
| PMCGSF | SGM | - | 496 - | 13,924 | $ | 28.07 | 30/08/2007 |
| PMCGSF | SGM | - | 2,952 - | 83,692 | $ | 28.35 | 31/08/2007 |
| PMCGSF | SGM | - | 2,075 - | 59,313 | $ | 28.58 | 03/09/2007 |
| PMHOST | SGM | - | 5,184 - | 140,746 | $ | 27.15 | 08/06/2007 |
| PMHOST | SGM | - | 37,058 - | 939,420 | $ | 25.35 | 13/06/2007 |
| PMHOST | SGM | | 1,340 | 35,175 | $ | 26.25 | 15/06/2007 |
| PMHOST | SGM | - | 2,469 - | 66,107 | $ | 26.77 | 21/06/2007 |
| PMHOST | SGM | - | 2,932 - | 79,064 | $ | 26.97 | 22/06/2007 |
| PMHOST | SGM | | 3,101 | 80,238 | $ | 25.88 | 28/06/2007 |
| PMHOST | SGM | - | 685 - | 18,163 | $ | 26.52 | 28/06/2007 |
| PMHOST | SGM | - | 484 - | 12,835 | $ | 26.52 | 29/06/2007 |
| PMHOST | SGM | | 3,340 | 88,310 | $ | 26.44 | 02/07/2007 |
| PMHOST | SGM | | 562 | 14,904 | $ | 26.52 | 06/07/2007 |
| PMHOST | SGM | | 11,779 | 315,088 | $ | 26.75 | 10/07/2007 |
| PMHOST | SGM | - | 4,045 - | 113,960 | $ | 28.17 | 12/07/2007 |
| PMHOST | SGM | - | 5,725 - | 160,827 | $ | 28.09 | 13/07/2007 |
| PMHOST | SGM | - | 3,664 - | 106,554 | $ | 29.08 | 16/07/2007 |
| PMHOST | SGM | - | 2,820 - | 82,606 | $ | 29.29 | 18/07/2007 |
| PMHOST | SGM | - | 3,653 - | 104,323 | $ | 28.56 | 24/07/2007 |
| PMHOST | SGM | - | 5,681 - | 153,278 | $ | 26.98 | 31/07/2007 |
| PMHOST | SGM | - | 3,939 - | 105,830 | $ | 26.87 | 02/08/2007 |
| PMHOST | SGM | - | 2,484 - | 67,081 | $ | 27.01 | 07/08/2007 |
| PMHOST | SGM | - | 1,339 - | 36,472 | $ | 27.24 | 08/08/2007 |
| PMHOST | SGM | | 2,071 | 52,511 | $ | 25.36 | 09/08/2007 |
| PMHOST | SGM | - | 1,615 - | 41,127 | $ | 25.47 | 13/08/2007 |
| PMHOST | SGM | - | 1,538 - | 43,221 | $ | 28.10 | 27/08/2007 |
| PMHOST | SGM | - | 703 - | 19,846 | $ | 28.23 | 28/08/2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PMHOST | SGM | - | 2,311 | - | 64,760 | $ | 28.02 | 30/08/2007 |
| PMHOST | SGM | - | 305 | - | 8,562 | $ | 28.07 | 30/08/2007 |
| PMHOST | SGM | - | 1,487 | - | 42,158 | $ | 28.35 | 31/08/2007 |
| PMHOST | SGM | - | 1,150 | - | 32,872 | $ | 28.58 | 03/09/2007 |
| PMHOST | SGM | - | 1,761 | - | 52,165 | $ | 29.62 | 04/09/2007 |
| PMSTA | SGM | - | 36,654 | - | 995,156 | $ | 27.15 | 08/06/2007 |
| PMSTA | SGM | - | 228,231 | - | 5,785,656 | $ | 25.35 | 13/06/2007 |
| PMSTA | SGM | | 9,770 | | 256,463 | $ | 26.25 | 15/06/2007 |
| PMSTA | SGM | - | 22 | - | 584 | $ | 26.56 | 19/06/2007 |
| PMSTA | SGM | - | 17,076 | - | 457,205 | $ | 26.77 | 21/06/2007 |
| PMSTA | SGM | - | 17,642 | - | 475,731 | $ | 26.97 | 22/06/2007 |
| PMSTA | SGM | | 18,620 | | 481,793 | $ | 25.88 | 28/06/2007 |
| PMSTA | SGM | - | 4,113 | - | 109,059 | $ | 26.52 | 28/06/2007 |
| PMSTA | SGM | - | 2,910 | - | 77,167 | $ | 26.52 | 29/06/2007 |
| PMSTA | SGM | | 19,821 | | 524,067 | $ | 26.44 | 02/07/2007 |
| PMSTA | SGM | | 3,377 | | 89,558 | $ | 26.52 | 06/07/2007 |
| PMSTA | SGM | | 91,707 | | 2,453,162 | $ | 26.75 | 10/07/2007 |
| PMSTA | SGM | - | 16,827 | - | 474,067 | $ | 28.17 | 12/07/2007 |
| PMSTA | SGM | - | 34,200 | - | 960,750 | $ | 28.09 | 13/07/2007 |
| PMSTA | SGM | - | 18,631 | - | 541,816 | $ | 29.08 | 16/07/2007 |
| PMSTA | SGM | - | 17,360 | - | 508,525 | $ | 29.29 | 18/07/2007 |
| PMSTA | SGM | - | 22,484 | - | 642,100 | $ | 28.56 | 24/07/2007 |
| PMSTA | SGM | - | 60,244 | - | 1,625,437 | $ | 26.98 | 31/07/2007 |
| PMSTA | SGM | - | 9,397 | - | 252,470 | $ | 26.87 | 02/08/2007 |
| PMSTA | SGM | - | 14,235 | - | 384,422 | $ | 27.01 | 07/08/2007 |
| PMSTA | SGM | - | 5,751 | - | 156,647 | $ | 27.24 | 08/08/2007 |
| PMSTA | SGM | | 4,396 | | 111,461 | $ | 25.36 | 09/08/2007 |
| PMSTA | SGM | - | 13,512 | - | 344,095 | $ | 25.47 | 13/08/2007 |
| PMSTA | SGM | - | 4,297 | - | 121,297 | $ | 28.23 | 28/08/2007 |
| PMSTA | SGM | - | 7,941 | - | 222,527 | $ | 28.02 | 30/08/2007 |
| PMSTA | SGM | - | 1,048 | - | 29,421 | $ | 28.07 | 30/08/2007 |
| PMSTA | SGM | - | 9,731 | - | 275,885 | $ | 28.35 | 31/08/2007 |
| PMSTA | SGM | - | 12,042 | - | 344,215 | $ | 28.58 | 03/09/2007 |
| PMSTA | SGM | - | 8,466 | - | 250,764 | $ | 29.62 | 04/09/2007 |
| SMF | SGM | - | 2,624 | - | 71,242 | $ | 27.15 | 08/06/2007 |
| SMF | SGM | - | 1,933 | - | 50,645 | $ | 26.20 | 18/06/2007 |
| SMF | SGM | | 1,910 | | 49,421 | $ | 25.88 | 28/06/2007 |
| SMF | SGM | - | 167 | - | 4,429 | $ | 26.52 | 29/06/2007 |
| SMF | SGM | - | 51 | - | 1,437 | $ | 28.17 | 12/07/2007 |
| SMF | SGM | - | 989 | - | 28,971 | $ | 29.29 | 18/07/2007 |
| SMF | SGM | - | 517 | - | 13,962 | $ | 27.01 | 07/08/2007 |
| SMF | SGM | - | 301 | - | 8,199 | $ | 27.24 | 08/08/2007 |
| SMF | SGM | - | 2,644 | - | 67,815 | $ | 25.65 | 09/08/2007 |
| SMF | SGM | | 713 | | 18,078 | $ | 25.36 | 09/08/2007 |
| SMF | SGM | | 1,222 | | 30,005 | $ | 24.55 | 10/08/2007 |
| SMF | SGM | - | 631 | - | 16,069 | $ | 25.47 | 13/08/2007 |
| SMF | SGM | | 148 | | 3,659 | $ | 24.72 | 15/08/2007 |
| SMF | SGM | - | 90 | - | 2,225 | $ | 24.72 | 15/08/2007 |
| SMF | SGM | - | 115 | - | 3,246 | $ | 28.23 | 28/08/2007 |
| SMF | SGM | - | 554 | - | 15,525 | $ | 28.02 | 30/08/2007 |
| SMF | SGM | - | 73 | - | 2,049 | $ | 28.07 | 30/08/2007 |
| SMF | SGM | - | 463 | - | 13,127 | $ | 28.35 | 31/08/2007 |
| SMF | SGM | - | 555 | - | 15,864 | $ | 28.58 | 03/09/2007 |
| SMF | SGM | - | 622 | - | 18,425 | $ | 29.62 | 04/09/2007 |
| SMF | SGM | - | 2,872 | - | 86,306 | $ | 30.05 | 06/09/2007 |
| TEL | SGM | - | 19,705 | - | 534,991 | $ | 27.15 | 08/06/2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| TEL | SGM | - | 14,497 | - | 379,821 | $ | 26.20 | 18/06/2007 |
| TEL | SGM | | 14,323 | | 370,608 | $ | 25.88 | 28/06/2007 |
| TEL | SGM | - | 1,256 | - | 33,307 | $ | 26.52 | 29/06/2007 |
| TEL | SGM | - | 485 | - | 13,664 | $ | 28.17 | 12/07/2007 |
| TEL | SGM | - | 7,431 | - | 217,676 | $ | 29.29 | 18/07/2007 |
| TEL | SGM | - | 3,889 | - | 105,024 | $ | 27.01 | 07/08/2007 |
| TEL | SGM | - | 2,244 | - | 61,123 | $ | 27.24 | 08/08/2007 |
| TEL | SGM | | 5,620 | | 142,496 | $ | 25.36 | 09/08/2007 |
| TEL | SGM | | 9,621 | | 236,230 | $ | 24.55 | 10/08/2007 |
| TEL | SGM | - | 5,000 | - | 127,330 | $ | 25.47 | 13/08/2007 |
| TEL | SGM | | 1,035 | | 25,585 | $ | 24.72 | 15/08/2007 |
| TEL | SGM | - | 713 | - | 17,625 | $ | 24.72 | 15/08/2007 |
| TEL | SGM | - | 988 | - | 27,890 | $ | 28.23 | 28/08/2007 |
| TEL | SGM | - | 4,349 | - | 121,870 | $ | 28.02 | 30/08/2007 |
| TEL | SGM | - | 574 | - | 16,114 | $ | 28.07 | 30/08/2007 |
| TEL | SGM | - | 3,646 | - | 103,368 | $ | 28.35 | 31/08/2007 |
| TEL | SGM | - | 4,368 | - | 124,857 | $ | 28.58 | 03/09/2007 |
| TEL | SGM | - | 4,903 | - | 145,239 | $ | 29.62 | 04/09/2007 |
| PICATS | SGM | - | 4,591 | - | 124,646 | $ | 27.15 | 08/06/2007 |
| PICATS | SGM | - | 23,998 | - | 608,349 | $ | 25.35 | 13/06/2007 |
| PICATS | SGM | | 2,076 | | 54,495 | $ | 26.25 | 15/06/2007 |
| PICATS | SGM | - | 680 | - | 18,062 | $ | 26.56 | 19/06/2007 |
| PICATS | SGM | - | 7,871 | - | 209,003 | $ | 26.55 | 20/06/2007 |
| PICATS | SGM | - | 1,805 | - | 48,673 | $ | 26.97 | 22/06/2007 |
| PICATS | SGM | - | 1,280 | - | 34,150 | $ | 26.68 | 25/06/2007 |
| PICATS | SGM | | 998 | | 25,823 | $ | 25.88 | 28/06/2007 |
| PICATS | SGM | - | 419 | - | 11,110 | $ | 26.52 | 28/06/2007 |
| PICATS | SGM | - | 293 | - | 7,770 | $ | 26.52 | 29/06/2007 |
| PICATS | SGM | | 3,571 | | 94,417 | $ | 26.44 | 02/07/2007 |
| PICATS | SGM | | 2,002 | | 53,093 | $ | 26.52 | 06/07/2007 |
| PICATS | SGM | | 7,297 | | 195,195 | $ | 26.75 | 10/07/2007 |
| PICATS | SGM | - | 3,064 | - | 86,322 | $ | 28.17 | 12/07/2007 |
| PICATS | SGM | - | 7,691 | - | 216,056 | $ | 28.09 | 13/07/2007 |
| PICATS | SGM | - | 1,718 | - | 50,325 | $ | 29.29 | 18/07/2007 |
| PICATS | SGM | - | 14,034 | - | 401,294 | $ | 28.59 | 20/07/2007 |
| PICATS | SGM | - | 1,997 | - | 57,031 | $ | 28.56 | 24/07/2007 |
| PICATS | SGM | - | 4,241 | - | 114,426 | $ | 26.98 | 31/07/2007 |
| PICATS | SGM | - | 856 | - | 22,998 | $ | 26.87 | 02/08/2007 |
| PICATS | SGM | - | 1,335 | - | 36,052 | $ | 27.01 | 07/08/2007 |
| PICATS | SGM | - | 745 | - | 20,292 | $ | 27.24 | 08/08/2007 |
| PICATS | SGM | | 1,250 | | 31,694 | $ | 25.36 | 09/08/2007 |
| PICATS | SGM | - | 861 | - | 21,926 | $ | 25.47 | 13/08/2007 |
| PICATS | SGM | | 21,177 | | 526,657 | $ | 24.87 | 17/08/2007 |
| PICATS | SGM | - | 4,157 | - | 116,820 | $ | 28.10 | 27/08/2007 |
| PICATS | SGM | - | 446 | - | 12,590 | $ | 28.23 | 28/08/2007 |
| PICATS | SGM | - | 359 | - | 10,060 | $ | 28.02 | 30/08/2007 |
| PICATS | SGM | - | 47 | - | 1,319 | $ | 28.07 | 30/08/2007 |
| PICATS | SGM | - | 1,187 | - | 33,653 | $ | 28.35 | 31/08/2007 |
| PICATS | SGM | | 3,500 | | 98,000 | $ | 28.00 | 31/08/2007 |
| PICATS | SGM | - | 4,304 | - | 123,028 | $ | 28.58 | 03/09/2007 |
| PICATS | SGM | - | 1,128 | - | 33,414 | $ | 29.62 | 04/09/2007 |
| PIEATF | SGM | - | 11 | - | 299 | $ | 27.15 | 08/06/2007 |
| PIEATF | SGM | - | 2 | - | 52 | $ | 26.20 | 18/06/2007 |
| PIEATF | SGM | | 694 | | 17,957 | $ | 25.88 | 28/06/2007 |
| PIEATF | SGM | - | 670 | - | 17,756 | $ | 26.50 | 29/06/2007 |
| PIEATF | SGM | - | 2 | - | 53 | $ | 26.52 | 29/06/2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PIEATF | SGM | - | 315 | - | 8,875 | $ | 28.17 | 12/07/2007 |
| PIEATF | SGM | | 103 | | 2,896 | $ | 28.11 | 13/07/2007 |
| PIEATF | SGM | - | 7 | - | 205 | $ | 29.29 | 18/07/2007 |
| PIEATF | SGM | | 192 | | 5,194 | $ | 27.05 | 01/08/2007 |
| PIEATF | SGM | - | 16 | - | 436 | $ | 27.24 | 08/08/2007 |
| PIEATF | SGM | | 15 | | 380 | $ | 25.36 | 09/08/2007 |
| PIEATF | SGM | | 7 | | 172 | $ | 24.55 | 10/08/2007 |
| PIEATF | SGM | - | 1 | - | 25 | $ | 25.47 | 13/08/2007 |
| PIEATF | SGM | | 18 | | 445 | $ | 24.72 | 15/08/2007 |
| PIEATF | SGM | - | 43 | - | 1,201 | $ | 27.94 | 24/08/2007 |
| PIEATF | SGM | - | 3 | - | 84 | $ | 28.02 | 30/08/2007 |
| PIEATF | SGM | - | 7 | - | 198 | $ | 28.35 | 31/08/2007 |
| PIEATF | SGM | - | 5 | - | 143 | $ | 28.58 | 03/09/2007 |
| PIEATF | SGM | - | 6 | - | 178 | $ | 29.62 | 04/09/2007 |
| PISTCF | SGM | | 2,372 | | 63,570 | $ | 26.80 | 04/07/2007 |
| PIWQMN | SGM | | 4,311 | | 120,507 | $ | 27.95 | 27/08/2007 |
| QITE2 | SGM | | 12,573 | | 333,417 | $ | 26.52 | 29/06/2007 |
| QITE2 | SGM | - | 2,372 | - | 63,570 | $ | 26.80 | 04/07/2007 |
| PIGSF2 | SGM | - | 33,519 | - | 921,652 | $ | 27.50 | 06/06/2007 |
| PIGSF2 | SGM | - | 2,557 | - | 69,060 | $ | 27.01 | 12/06/2007 |
| PIGSF2 | SGM | - | 177 | - | 4,647 | $ | 26.26 | 15/06/2007 |
| PIGSF2 | SGM | - | 30,908 | - | 813,301 | $ | 26.31 | 18/06/2007 |
| PIGSF2 | SGM | - | 33,845 | - | 902,247 | $ | 26.66 | 25/06/2007 |
| PIGSF2 | SGM | - | 23,659 | - | 630,858 | $ | 26.66 | 26/06/2007 |
| PIGSF2 | SGM | | 83,922 | | 2,171,482 | $ | 25.88 | 28/06/2007 |
| PIGSF2 | SGM | - | 14,282 | - | 378,696 | $ | 26.52 | 28/06/2007 |
| PIGSF2 | SGM | - | 10,054 | - | 266,612 | $ | 26.52 | 29/06/2007 |
| PIGSF2 | SGM | - | 8,000 | - | 214,880 | $ | 26.86 | 05/07/2007 |
| PIGSF2 | SGM | - | 12,837 | - | 376,717 | $ | 29.35 | 18/07/2007 |
| PIGSF2 | SGM | - | 1,931 | - | 56,399 | $ | 29.21 | 19/07/2007 |
| PIGSF2 | SGM | - | 12,685 | - | 359,223 | $ | 28.32 | 25/07/2007 |
| PIGSF2 | SGM | - | 1,882 | - | 53,298 | $ | 28.32 | 26/07/2007 |
| PIGSF2 | SGM | - | 37,926 | - | 1,033,040 | $ | 27.24 | 08/08/2007 |
| PIGSF2 | SGM | - | 8,000 | - | 210,433 | $ | 26.30 | 09/08/2007 |
| PIGSF2 | SGM | | 15,942 | | 403,549 | $ | 25.31 | 09/08/2007 |
| PIGSF2 | SGM | - | 1,623 | - | 44,081 | $ | 27.16 | 09/08/2007 |
| PIGSF2 | SGM | | 32,490 | | 797,353 | $ | 24.54 | 10/08/2007 |
| PIGSF2 | SGM | | 1,512 | | 37,377 | $ | 24.72 | 15/08/2007 |
| PIGSF2 | SGM | - | 805 | - | 19,900 | $ | 24.72 | 15/08/2007 |
| PIGSF2 | SGM | - | 10,942 | - | 307,627 | $ | 28.11 | 23/08/2007 |
| PIGSF2 | SGM | - | 16,258 | - | 456,448 | $ | 28.08 | 24/08/2007 |
| PIGSF2 | SGM | - | 3,823 | - | 107,324 | $ | 28.07 | 30/08/2007 |
| PIGSF2 | SGM | - | 28,961 | - | 811,563 | $ | 28.02 | 30/08/2007 |
| PIICA2 | SGM | - | 4,842 | - | 133,138 | $ | 27.50 | 06/06/2007 |
| PIICA2 | SGM | - | 600 | - | 16,205 | $ | 27.01 | 12/06/2007 |
| PIICA2 | SGM | - | 446 | - | 11,710 | $ | 26.26 | 15/06/2007 |
| PIICA2 | SGM | - | 4,323 | - | 113,754 | $ | 26.31 | 18/06/2007 |
| PIICA2 | SGM | - | 821 | - | 22,174 | $ | 27.01 | 22/06/2007 |
| PIICA2 | SGM | - | 4,653 | - | 124,041 | $ | 26.66 | 25/06/2007 |
| PIICA2 | SGM | - | 3,226 | - | 86,020 | $ | 26.66 | 26/06/2007 |
| PIICA2 | SGM | | 11,759 | | 304,264 | $ | 25.88 | 28/06/2007 |
| PIICA2 | SGM | - | 1,998 | - | 52,978 | $ | 26.52 | 28/06/2007 |
| PIICA2 | SGM | - | 1,406 | - | 37,284 | $ | 26.52 | 29/06/2007 |
| PIICA2 | SGM | | 2,310 | | 62,047 | $ | 26.86 | 05/07/2007 |
| PIICA2 | SGM | - | 3,750 | - | 110,048 | $ | 29.35 | 18/07/2007 |
| PIICA2 | SGM | - | 672 | - | 19,627 | $ | 29.21 | 19/07/2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PIICA2 | SGM | - | 1,986 | - | 56,241 | $ | 28.32 | 25/07/2007 |
| PIICA2 | SGM | - | 72 | - | 2,039 | $ | 28.32 | 26/07/2007 |
| PIICA2 | SGM | - | 6,091 | - | 165,908 | $ | 27.24 | 08/08/2007 |
| PIICA2 | SGM | | 2,553 | | 64,626 | $ | 25.31 | 09/08/2007 |
| PIICA2 | SGM | - | 235 | - | 6,383 | $ | 27.16 | 09/08/2007 |
| PIICA2 | SGM | | 4,648 | | 114,069 | $ | 24.54 | 10/08/2007 |
| PIICA2 | SGM | - | 1,752 | - | 43,309 | $ | 24.72 | 15/08/2007 |
| PIICA2 | SGM | - | 2,267 | - | 63,735 | $ | 28.11 | 23/08/2007 |
| PIICA2 | SGM | - | 2,257 | - | 63,366 | $ | 28.08 | 24/08/2007 |
| PIICA2 | SGM | - | 4,015 | - | 112,511 | $ | 28.02 | 30/08/2007 |
| PIICA2 | SGM | - | 530 | - | 14,879 | $ | 28.07 | 30/08/2007 |
| PIWGA2 | SGM | - | 10,346 | - | 284,478 | $ | 27.50 | 06/06/2007 |
| PIWGA2 | SGM | - | 807 | - | 21,796 | $ | 27.01 | 12/06/2007 |
| PIWGA2 | SGM | - | 1,131 | - | 29,696 | $ | 26.26 | 15/06/2007 |
| PIWGA2 | SGM | - | 8,604 | - | 226,402 | $ | 26.31 | 18/06/2007 |
| PIWGA2 | SGM | - | 10,218 | - | 272,393 | $ | 26.66 | 25/06/2007 |
| PIWGA2 | SGM | - | 7,213 | - | 192,332 | $ | 26.66 | 26/06/2007 |
| PIWGA2 | SGM | | 26,077 | | 674,742 | $ | 25.88 | 28/06/2007 |
| PIWGA2 | SGM | - | 4,450 | - | 117,994 | $ | 26.52 | 28/06/2007 |
| PIWGA2 | SGM | - | 3,150 | - | 83,532 | $ | 26.52 | 29/06/2007 |
| PIWGA2 | SGM | | 5,556 | | 149,234 | $ | 26.86 | 05/07/2007 |
| PIWGA2 | SGM | | 1,559 | | 42,124 | $ | 27.02 | 11/07/2007 |
| PIWGA2 | SGM | - | 85 | - | 2,494 | $ | 29.35 | 18/07/2007 |
| PIWGA2 | SGM | - | 1,282 | - | 37,444 | $ | 29.21 | 19/07/2007 |
| PIWGA2 | SGM | - | 4,485 | - | 127,009 | $ | 28.32 | 25/07/2007 |
| PIWGA2 | SGM | - | 46 | - | 1,303 | $ | 28.32 | 26/07/2007 |
| PIWGA2 | SGM | - | 13,838 | - | 376,924 | $ | 27.24 | 08/08/2007 |
| PIWGA2 | SGM | | 6,308 | | 159,678 | $ | 25.31 | 09/08/2007 |
| PIWGA2 | SGM | - | 578 | - | 15,698 | $ | 27.16 | 09/08/2007 |
| PIWGA2 | SGM | | 11,590 | | 284,436 | $ | 24.54 | 10/08/2007 |
| PIWGA2 | SGM | | 1,232 | | 30,455 | $ | 24.72 | 15/08/2007 |
| PIWGA2 | SGM | - | 290 | - | 7,169 | $ | 24.72 | 15/08/2007 |
| PIWGA2 | SGM | - | 4,768 | - | 134,049 | $ | 28.11 | 23/08/2007 |
| PIWGA2 | SGM | - | 5,820 | - | 163,398 | $ | 28.08 | 24/08/2007 |
| PIWGA2 | SGM | - | 1,338 | - | 37,562 | $ | 28.07 | 30/08/2007 |
| PIWGA2 | SGM | - | 10,134 | - | 283,981 | $ | 28.02 | 30/08/2007 |
| PIWGA2 | SGM | - | 3,442 | - | 104,575 | $ | 30.38 | 10/09/2007 |
| PIWSPF | SGM | - | 1,293 | - | 35,553 | $ | 27.50 | 06/06/2007 |
| PIWSPF | SGM | - | 112 | - | 3,025 | $ | 27.01 | 12/06/2007 |
| PIWSPF | SGM | - | 246 | - | 6,459 | $ | 26.26 | 15/06/2007 |
| PIWSPF | SGM | - | 1,165 | - | 30,655 | $ | 26.31 | 18/06/2007 |
| PIWSPF | SGM | - | 117 | - | 3,158 | $ | 26.99 | 22/06/2007 |
| PIWSPF | SGM | - | 1,284 | - | 34,228 | $ | 26.66 | 25/06/2007 |
| PIWSPF | SGM | - | 902 | - | 24,051 | $ | 26.66 | 26/06/2007 |
| PIWSPF | SGM | | 3,242 | | 83,887 | $ | 25.88 | 28/06/2007 |
| PIWSPF | SGM | - | 551 | - | 14,610 | $ | 26.52 | 28/06/2007 |
| PIWSPF | SGM | - | 390 | - | 10,342 | $ | 26.52 | 29/06/2007 |
| PIWSPF | SGM | | 134 | | 3,599 | $ | 26.86 | 05/07/2007 |
| PIWSPF | SGM | - | 828 | - | 24,299 | $ | 29.35 | 18/07/2007 |
| PIWSPF | SGM | - | 164 | - | 4,790 | $ | 29.21 | 19/07/2007 |
| PIWSPF | SGM | - | 498 | - | 14,103 | $ | 28.32 | 25/07/2007 |
| PIWSPF | SGM | - | 1,545 | - | 42,083 | $ | 27.24 | 08/08/2007 |
| PIWSPF | SGM | | 697 | | 17,644 | $ | 25.31 | 09/08/2007 |
| PIWSPF | SGM | - | 64 | - | 1,738 | $ | 27.16 | 09/08/2007 |
| PIWSPF | SGM | | 1,272 | | 31,217 | $ | 24.54 | 10/08/2007 |
| PIWSPF | SGM | | 134 | | 3,312 | $ | 24.72 | 15/08/2007 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PIWSPF | SGM | - | 31 | - | 766 | $ | 24.72 | 15/08/2007 |
| PIWSPF | SGM | - | 429 | - | 12,061 | $ | 28.11 | 23/08/2007 |
| PIWSPF | SGM | - | 665 | - | 18,670 | $ | 28.08 | 24/08/2007 |
| PIWSPF | SGM | - | 140 | - | 3,930 | $ | 28.07 | 30/08/2007 |
| PIWSPF | SGM | - | 1,059 | - | 29,676 | $ | 28.02 | 30/08/2007 |
| PMWSRF | SGM | | 542,000 | | 13,739,700 | $ | 25.35 | 13/06/2007 |
| PMWSRF | SGM | - | 22,000 | - | 638,000 | $ | 29.00 | 17/07/2007 |
| PMWSRF | SGM | - | 5,000 | - | 134,905 | $ | 26.98 | 31/07/2007 |
| PMWSRF | SGM | | 7,500 | | 190,418 | $ | 25.39 | 20/08/2007 |
| PMWSRF | SGM | - | 9,803 | - | 275,222 | $ | 28.08 | 24/08/2007 |
| PMWSRF | SGM | - | 43,073 | - | 1,284,497 | $ | 29.82 | 05/09/2007 |
| PMWSRF | SGM | - | 58,433 | - | 1,747,655 | $ | 29.91 | 06/09/2007 |
| PIAUST | SGM | | 116,783 | | 3,153,141 | $ | 27.00 | 31/07/2007 |
| PIAUST | SGM | - | 4,397 | - | 119,516 | $ | 27.18 | 08/08/2007 |
| PIAUST | SGM | - | 18,405 | - | 517,444 | $ | 28.11 | 23/08/2007 |
| PIAUST | SGM | - | 15,197 | - | 426,660 | $ | 28.08 | 24/08/2007 |
| PIAUST | SGM | - | 6,927 | - | 206,573 | $ | 29.82 | 05/09/2007 |
| PIAUST | SGM | - | 8,906 | - | 266,367 | $ | 29.91 | 06/09/2007 |
| PIICA1 | SGM | | 123,379 | | 2,957,395 | $ | 23.97 | 10/08/2007 |
| PIICA1 | SGM | - | 1,384 | - | 35,245 | $ | 25.47 | 13/08/2007 |
| PIICA1 | SGM | - | 4,427 | - | 109,436 | $ | 24.72 | 15/08/2007 |
| PIICA1 | SGM | - | 1,809 | - | 51,065 | $ | 28.23 | 28/08/2007 |
| PIICA1 | SGM | - | 1,024 | - | 28,695 | $ | 28.02 | 30/08/2007 |
| PIICA1 | SGM | - | 135 | - | 3,790 | $ | 28.07 | 30/08/2007 |
| PIICA1 | SGM | - | 1,196 | - | 33,908 | $ | 28.35 | 31/08/2007 |
| PIICA1 | SGM | - | 1,354 | - | 38,703 | $ | 28.58 | 03/09/2007 |
| PIICA1 | SGM | - | 1,310 | - | 38,805 | $ | 29.62 | 04/09/2007 |
| PIGSF1 | SGM | | 944,478 | | 26,398,160 | $ | 27.95 | 24/08/2007 |
| PIGSF1 | SGM | - | 2,184 | - | 61,651 | $ | 28.23 | 28/08/2007 |
| PIGSF1 | SGM | - | 1,154 | - | 32,397 | $ | 28.07 | 30/08/2007 |
| PIGSF1 | SGM | - | 8,726 | - | 244,525 | $ | 28.02 | 30/08/2007 |
| PIGSF1 | SGM | - | 9,026 | - | 255,897 | $ | 28.35 | 31/08/2007 |
| PIGSF1 | SGM | - | 9,197 | - | 262,892 | $ | 28.58 | 03/09/2007 |
| PIGSF1 | SGM | - | 10,020 | - | 296,817 | $ | 29.62 | 04/09/2007 |
| PIWGA1 | SGM | | 343,285 | | 9,508,995 | $ | 27.70 | 24/08/2007 |
| PIWGA1 | SGM | - | 975 | - | 27,523 | $ | 28.23 | 28/08/2007 |
| PIWGA1 | SGM | - | 361 | - | 10,134 | $ | 28.07 | 30/08/2007 |
| PIWGA1 | SGM | - | 2,738 | - | 76,726 | $ | 28.02 | 30/08/2007 |
| PIWGA1 | SGM | - | 3,596 | - | 101,951 | $ | 28.35 | 31/08/2007 |
| PIWGA1 | SGM | - | 3,349 | - | 95,729 | $ | 28.58 | 03/09/2007 |
| PIWGA1 | SGM | - | 3,866 | - | 114,521 | $ | 29.62 | 04/09/2007 |
| PIWGA1 | SGM | - | 8,177 | - | 248,434 | $ | 30.38 | 10/09/2007 |

**Exemption No 82-3838**



## Merrill Lynch Australia Investment Conference

SIMS GROUP

building the world's leading recycling company . . .

Sims Group Limited
ASX Code: SGM

Jeremy Sutcliffe, CEO

11 September 2007



## Disclaimer

This presentation for Sims Group Limited is designed to provide a high level overview of aspects of the operations of Sims Group Limited. The material set out in the presentation is current as at 11 September 2007.

The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims Group Limited or the likelihood that the assumptions, estimates or outcomes will be achieved.

While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Sims Group Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation.

You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares.

Please note that all references to $ or dollars herein are references to Australian dollars, unless otherwise indicated.

## Agenda

1. Company Profile
2. FY07 Financial Results
3. Strategy, Outlook & Markets
4. Questions



SIMS GROUP

building the world's leading recycling company . . .

## Company Profile

## Sims Group

- World's leading metals recycler with No. 1 or No. 2 market positions in Australia, New Zealand, United Kingdom, US West Coast and US East Coast
- World's largest electronics recycler with No. 1 market positions in the United Kingdom, Continental Europe, North America and Australia
- Market capitalisation approximately A$3.7 billion
- Employees worldwide over 3,500

5

## Current Global Footprint



Illinois 2 operations
Ontario 1 operation
British Columbia 5 operations
New York/ New Jersey/ Connecticut 7 operations
EU 40 operations
Asia 5 Representative Offices
Nth California 7 operations
Virginia 7 operations
Sth California 26 operations JV
Arkansas / Tennessee 2 operations
NZ 10 operations JV
Arizona/Nevada 2 operations
Australia 52 operations


- Sims Group has 166 physical operations globally (up from 122 at end FY06)

6

## Year on Year Highlights

- Sales revenue of $5.5 billion (up 48% on FY06)
- Net profit after tax of $254.4 million (up 29% on FY06)
- Earnings per share of 203.6 cents (up 17% on FY06)
- 166 physical operations globally (up from 122 at end FY06)
- Mitsui becomes a substantial cornerstone investor in FY07
- North American region the largest contributor to revenue and profits in FY07
- Sims Recycling Solutions EBIT of $66.9 million (pre-corporate costs) (up 82% on FY06). EBIT in 4Q07 represented 16.1% of Group EBIT (net of corporate costs)
- ASX market capitalisation of approximately $3.7 billion (as at 5 September 2007) compared to approximately $2.6 billion (as at 20 September 2006)
- Sims share price of $29.87 on 5 September 2007, up 45% on 20 September 2006 share price of $20.60



## FY07 Growth Initiatives

- Completion of operational and management integration of former Hugo Neu business in North America
- Completion of the Adams joint venture in Southern California (on 1 September 2007)
  - The newly created joint venture company, SA Recycling LLC, will operate within a territory encompassing Southern California, Arizona, Southern Nevada and Northern Mexico and combine Sims' deep water facility at the Port of Los Angeles with Adams Steel's two inland shredding operations and extensive network of inland feeder yards
- Sims Recycling Solutions acquisitions
  - Noranda - the end of life recycling assets of one of North America's largest recyclers, offering bespoke asset recovery and e-recycling services, including mechanical processing, for a blue chip client base. Sims took control of the company's California, Tennessee and Canada operations
  - URI – a fully integrated recycler offering a full range of recycling services, including collection, refurbishment and re-sale of working equipment, chip recovery for re-sale, mechanical processing of monitors, mechanical recycling of e-waste and secondary smelting and refining of high grade electronics material
  - Metall + Recycling (Germany) - a specialist recycler of electrical and electronic equipment and a processor of non ferrous metals produced as a by-product of conventional scrap metal shredding plants
- Sims Recycling Solutions
  - opened new WEEE recycling facilities in Sint Niklaas, Belgium and Norköping, Sweden
  - extended its infrastructure and installed new processing capacity at its Newport, U.K., plant in order to treat and recycle WEEE
- Metals Recycling
  - acquisition of Cymru Metals Recycling Limited, a well established metal recycling business in South Wales, UK
  - local acquisitions and greenfields developments in Australia


International Expansion Timeline
Major
US acquisitions
Levin Metal Corp
(California)
Recycling (Canada)
Oct-97
Mar-00
Markovits and Fox,
(California)
May-04
Bay Bridge Enterprises
LLC. (Virginia)
Jun-04
Mar 07
URI Noranda Recycling
(USA)
Sept 07
Adams Steel JV
(Sth Cal)
Oct-05
Hugo Neu Merger
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
Dec-92
Sims Pacific Metals
(50%) (NZ)
May-95
Sims Bird Ltd
(51%) (UK)
(UK)
Apr-00
Philip Services
(Europe) Ltd (UK)
Oct-04
Mirec Group Ltd
Oct-06
M & R
(Germany)
Major
ROW & SRS
acquisitions
9


SHARE PRICE 2002 - 2007
A$ (rebased to Sims price)
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2002
2003
2004
2005
2006
2007
Sims
S&P/ASX 200
All Ordinaries
S&P/ASX 200 Industrials
10

SIMS GROUP

building the world's leading recycling company . . .

## FY07 Financial Results

## Financial Overview

| | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Sales Revenue ($m) | 5,548.5 | 3,752.4 | 48% |
| EBITDA ($m) | 459.4 | 343.4 | 34% |
| EBIT ($m) | 407.8 | 301.9 | 35% |
| NPAT ($m) | 254.4 | 196.6 | 29% |
| EPS (cents) | 203.6 | 174.2 | 17% |
| DPS (cents) | 120 | 105 | 14% |
| ROCCE (%) | 24.4 | 26.2 | (7%) |
| ROE (%) | 19.2 | 16.4 | 17% |
| Operating Cash Flow ($m) | 313.5 | 208.6 | 50% |
| Capital Expenditure (exc. Acquisitions) ($m) | 90.5 | 76.5 | 18% |
| Net Debt ($m) | 302.8 | 285.7 | 6% |
| Net Debt / (Net Debt + Equity) (%) | 18.6 | 19.3 | 4% |
| Sales Tonnes (m) | 9.589 | 7.706 | 24% |
| Final Dividend (51% franked) (cents) | 60.0 | 60.0 | 0% |
| Dividend Payout Ratio | 59% | 61% | (3%) |

## Sales Revenue by Product


2007
8%
5%
7%
16%
18%
4%
42%
Ferrous Trading
Non Ferrous Shred Recovery
Ferrous Brokerage
Non Ferrous Trading
Non Ferrous Brokerage (incl. stainless)
Manufacturing / JVs / SimsSteel
Recycling Solutions
2006
7%
7%
4%
17%
13%
5%
47%

| $m | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Ferrous Trading | 2,348.4 | 1,791.2 | 31% |
| Non Ferrous Shred Recovery | 235.0 | 178.6 | 32% |
| Ferrous Brokerage | 976.3 | 472.8 | 106% |
| Non Ferrous Trading | 884.1 | 645.1 | 37% |
| Non Ferrous Brokerage (incl. stainless) | 375.6 | 154.2 | 144% |
| Manufacturing / JVs / SimsSteel | 278.9 | 259.4 | 8% |
| Recycling Solutions | 450.2 | 250.9 | 79% |
| Total | 5,548.5 | 3,752.4 | 48% |



## Sales Revenue by Region


2007
21%
26%
53%
Australia & New Zealand
North America
UK & Europe
2006
21%
33%
46%

| $m | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Australia & NZ | 1,465.4 | 1,224.7 | 20% |
| North America | 2,938.2 | 1,735.2 | 69% |
| Europe | 1,144.9 | 792.5 | 44% |
| Total | 5,548.5 | 3,752.4 | 48% |

## Sales by Destination


2007
29%
19%
13%
13%
17%
4%
5%
2006
33%
12%
12%
21%
16%
2%
4%
EUROPE
NE ASIA
CHINA & HK
SE ASIA & OCEANIA
MIDDLE EAST
USA/CANADA
DOMESTIC SALES*

* Domestic refers to sales in country of sourcing



## EBIT By Product


2007
14%
5%
4%
21%
4%
52%
Ferrous Trading incl. NFSR
Ferrous Brokerage
Non Ferrous Trading
Non Ferrous Brokerage (incl.stainless)
Manufacturing / JVs / SimsSteel
Recycling Solutions
2006
11%
8%
1%
21%
3%
56%

| $m | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Ferrous Trading incl. NFSR | 245.6 | 193.7 | 27% |
| Ferrous Brokerage | 20.5 | 12.0 | 71% |
| Non Ferrous Trading | 99.5 | 74.6 | 33% |
| Non Ferrous Brokerage (incl. stainless) | 17.3 | 4.1 | 321% |
| Manufacturing / JVs / SimsSteel | 26.1 | 26.8 | (2.6%) |
| Recycling Solutions | 66.9 | 36.8 | 82% |
| Corporate Costs | (68.1) | (46.1) | 48% |
| Total | 407.8 | 301.9 | 35% |

## EBIT by Region



2007
17%
38%
45%
2006
18%
41%
41%
Australia & New Zealand
North America
UK & Europe


| $m | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Australia & NZ | 153.6 | 124.8 | 23% |
| North America | 184.1 | 123.4 | 49% |
| Europe | 70.1 | 53.7 | 31% |
| Total | 407.8 | 301.9 | 35% |

17

## EBIT Growth by Region



$ million
450
400
350
300
250
200
302
+29
+16
408


- Australia & NZ
  +$29m (+24%)
- Europe
  +$16m (+31%)
- North America
  +$60m (+48%)

18

## EBIT Growth by Product



$ million
450
400
350
300
250
200
302
+60
+38
-22


- Ferrous (incl. NFSR) +$60m (+29%)
- Non Ferrous +$38m (+48%)
- Recycling Solutions +$30m (+82%)
- Manufacturing/JVs/SimsSteel -$1m (-3%)
- Group and Regional Corporate Costs -$22m (-48%)



## Sales Volumes



FY07
4%
2%
27%
38%
29%
Ferrous Shredded incl. NFSR
Other Processed Ferrous
Ferrous Brokerage
Non Ferrous Trading / Brokerage
Other
FY06
4%
2%
19%
46%
29%


| Total Tonnes ('000) | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Ferrous Shredded incl. NFSR | 3,646 | 3,560 | 2% |
| Other Processed Ferrous | 2,778 | 2,202 | 26% |
| Ferrous Brokerage* | 2,619 | 1,440 | 82% |
| Non Ferrous Trading / Brokerage | 392 | 344 | 14% |
| Other | 154 | 160 | (4%) |
| Total | 9,589 | 7,706 | 24% |

* Adams tonnage recategorised as Brokerage in FY08

## Sims Recycling Solutions

- Strong and growing contribution to Group revenue and profits
- EBIT of $66.9 million up 82% on FY06 – EBIT in 4Q07 represented 16.1% of Group EBIT (net of corporate costs)
- Sales revenue of $450.2 million up 79% on FY06
- The world's largest electronics recycler with No. 1 market positions in the United Kingdom, Continental Europe, North America and Australia
- Completed URI and Noranda (US) and Metall + Recycling (Germany) acquisitions in FY07
- Legislative reform driving expansion opportunities
- Continue to pursue opportunities globally via both acquisition and greenfield development



EBIT Sims Recycling Solutions
$
80,000
60,000
40,000
20,000
-
2004
2005
2006
2007
Year


21

## Sustainability – Energy

- Inputs
  - Sims' ferrous scrap used by steel manufacturers (as opposed to virgin materials), in F07 alone, generated
    - embedded energy savings of 105 petajoules - enough to power almost 40% of Australian homes for one year
    - reduced CO2 emissions in the order of 10.3 million tonnes
  - The use of Sims' recycled non ferrous metals and plastics (as opposed to virgin materials) resulted in very significant embedded energy savings and CO2 emission reductions
    - electronic equipment recycled by Sims Recycling Solutions contributed a further 625,000 tonnes of CO2 emission reductions
- Outputs
  - Sims consumed almost 2 petajoules of energy globally in FY07
  - Sims is committed to reducing the energy used in its day-to-day operations - a Group Energy Policy has been formulated to communicate overall energy objectives
  - Sims has registered under the EEO Act and is initially targeting energy improvement programs for sites that constitute 80% of its total energy consumption, not just in Australia as required, but globally



Sims – Regional Energy Consumption
GigaJoule (GJ)
800,000
600,000
400,000
200,000
-
USA-Canada
Australia-NZ
Europe
Electricity
Gas
Fuel Petrol
Fuel Diesel
Fuel LPG


22

## Sustainability - Carbon Footprint

- Sims' total CO2 footprint for F07 was 219,744 tonnes of CO2 equivalent, which is slightly less than that reported for FY06
  - Emission calculations include direct GHG emissions (Scope 1) as well as indirect GHG emissions arising as a result of externally purchased power (Scope 2). They do not include emissions from sources under external operational control, such as service providers to Sims (Scope 3)
  - Conversion factors recommended by The Greenhouse Gas Protocol Revised Edition (World Business Council Sustainable Development and World Resources Institute) have been used to calculate carbon footprint



Europe,
32,995 tonnes,
(15%)
USA-Canada,
80,472 tonnes,
(37%)
Europe
USA-Canada


23

## Group Balance Sheet

| $m | FY07 | FY06 | Change | Change (%) |
|---|---|---|---|---|
| Current Assets | 792.8 | 711.6 | 81.2 | 11% |
| Non-current Assets | 1,393.6 | 1,226.2 | 167.4 | 14% |
| Total Assets | 2,186.4 | 1,937.8 | 248.6 | 13% |
| Current Liabilities | 439.6 | 386.2 | 53.3 | 14% |
| Non-current Borrowings | 341.3 | 301.5 | 39.9 | 13% |
| Other Non-current Liabilities | 80.9 | 53.4 | 27.5 | 52% |
| Total Liabilities | 861.8 | 741.1 | 120.7 | 16% |
| Net Assets/Equity | 1,324.7 | 1,196.8 | 127.9 | 11% |
| Net Debt/(Net Debt +Equity) | 19% | 19% | 0 | 0% |

24

## Group Cash Flow

| $m | FY07 | FY06 | Change | Change (%) |
|---|---|---|---|---|
| Earnings Before Interest & Tax | 407.8 | 301.9 | 105.9 | 35% |
| Non Cash Items | | | | |
| Depreciation & amortisation | 51.6 | 41.5 | 10.1 | 24% |
| Provisions | (16.4) | (10.6) | (5.8) | 55% |
| Net Business (Purchases) / Sales | (158.9) | (28.5) | (130.4) | 458% |
| Net Capital Expenditure (exc. Acquisitions) | (82.3) | (74.5) | (7.8) | 10% |
| Net Working Capital Change | 29.9 | (14.0) | 43.9 | (314%) |
| Income Tax Paid | (135.6) | (95.1) | (40.5) | 43% |
| Net Interest Expense | (28.0) | (16.3) | (11.7) | 72% |
| Other | 4.2 | 1.2 | 3.0 | 250% |
| Cash Inflows (Outflows) from Operations & Investing Activities | 72.3 | 105.6 | (33.3) | (32%) |



## Australia & NZ Regional Results

| | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Sales Revenue ($m) | 1,465.4 | 1,224.7 | 20% |
| EBITDA ($m) | 167.7 | 138.7 | 21% |
| EBIT ($m) | 153.6 | 124.8 | 23% |
| Assets ($m) | 514.8 | 402.5 | 28% |
| Employees | 1,216 | 1,197 | 2% |
| ROCCE (%) | 47.8% | 42.5% | 13% |

## European Regional Results

| | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Sales Revenue ($m) | 1,144.9 | 792.5 | 44% |
| EBITDA ($m) | 87.3 | 66.9 | 30% |
| EBIT ($m) | 70.1 | 53.7 | 31% |
| Assets ($m) | 515.2 | 408.5 | 26% |
| Employees | 1,024 | 950 | 8% |
| ROCCE (%) | 21.2% | 23.0% | (8%) |



## North American Regional Results

| | FY07 | FY06 | Change (%) |
|---|---|---|---|
| Sales Revenue ($m) | 2,938.2 | 1,735.2 | 69% |
| EBITDA ($m) | 204.3 | 138.2 | 48% |
| EBIT ($m) | 184.1 | 123.4 | 49% |
| Assets ($m) | 1,156.4 | 1,126.9 | 3% |
| Employees | 1,470 | 1,282 | 15% |
| ROCCE (%) | 18.0% | 19.6% | (8%) |

## Financial Performance Trends


EPS
DPS
ROCCE
ROE

29

building the world's leading recycling company . . .

SIMS GROUP

## Strategy, Outlook & Markets

## Strategic Opportunities

- Metals Recycling
  - Consolidation offers greatest opportunity to create shareholder value
  - Focus on North America (to consolidate existing positions and further extend footprint) and Europe
  - Acquisition criteria
    - Target holds #1 or #2 market position
    - Target possess domestic and export marketing flexibility
    - Target provides sound platform for future growth
    - Target has strong management
    - Acquisition enhances shareholder value
- Sims Recycling Solutions
  - Continue to pursue of opportunities globally
  - Growth via both acquisitions and greenfields development



## Outlook

- Demand
  - Global steel production up year on year heading to 1.3 billion tonnes (7 months annualised)
  - China continues to drive commodity prices
  - Other Asian economies also offsetting weakness in US economy
- Ferrous Scrap Prices
  - Global steel production remains robust
  - Iron ore price outlook underpins ferrous scrap price
  - Turkish demand and tight regional supply a positive
- Non-Ferrous Scrap Prices
  - Supply / demand imbalance a positive for non ferrous scrap
  - Copper and copper-based scrap demand particularly strong
  - Despite nickel price decline, outlook is for firm pricing

## Outlook (cont.)

- Competition
  - As intense as ever with surplus shredding capacity in key markets
  - Container "threat" ongoing, but strategies in place
- Technology
  - Further shredder upgrades, with quick payback, designed to recover non ferrous metals planned in FY08
  - Plastic and ICW recovery from shredder waste another opportunity
- Exchange rates
  - A weak US dollar adversely affecting Australia and New Zealand earnings and offshore earnings on translation
- First Quarter FY08
  - Earnings unlikely to match those of the corresponding quarter in FY07

33

## Markets

- *"In 2007 real prices for all our major commodities remained at or near their highest levels since the 1970s as Chinese demand for raw materials continued"* (BHP FY07 Annual Results Announcement)
- *"Recent discussions with our customers have indicated that they do not expect the volatility in US and European credit markets to have a material impact on raw material demand"* (BHP FY07 Annual Results Announcement)
- *"Global demand for commodities remains very strong, led by China and, increasingly, India, where imports of thermal coal, iron ore and zinc are escalating on the back of ambitious plans to invest in infrastructure and industrial growth"* (Xstrata 2007 Interim Report)

34

SIMS GROUP

building the world's leading recycling company . . .

Questions

END